UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 06, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Explanatory Note: This Form 6-K/A amends and restates the Form 6-K furnished by France Telecom to the Securities and Exchange Commission on August 3, 2009 (the “Form 6-K”).  France Telecom is filing this Amendment No. 1 to the Form 6-K for the purpose of correcting certain typographical errors contained in Note 7 (Equity) to the Consolidated Financial Statement, and Sections 2.1.4 (Main events that took place in the first half of 2009), 2.3.6.1 (Revenues-Enterprise) and 2.4.2 (Financial Debt) of the First Half 2009 Management Report, as well as to include a cautionary statement regarding forward looking statements.

A société anonyme with capital of 10,594,365,432 euros

Registered office: 6, place d’Alleray 75505 Paris Cedex 15

Paris Trade Register 380 129 866

First half 2009
financial report

This document constitutes the English translation of the half-yearly financial report provided by article L451-1-2 of the French Code monétaire et financier.

The French original was filed with the Autorité des marchés financiers and posted on France Telecom’s website on July 30, 2009

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements about France Telecom’s business, in particular for 2009, including, without limitation, certain statements made in Section 2.1.5 (Information on trends and the main risks and uncertainties) of the First Half 2009 Management Report. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom’s markets, the effectiveness of the integrated operator strategy including the success and market acceptance of the Orange brand, the success of the Orange 2012 transformation plan and other strategic, operating and financial initiatives, France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations. More detailed information on the potential risks that could affect France Telecom's financial results can be found in France Telecom's Form 20-F filed with the Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

FIRST HALF 2009 FINANCIAL REPORT / FRANCE TELECOM - 1

contents

1. first half 2009 condensed consolidated financial statements

3

CONSOLIDATED INCOME STATEMENT

4

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

5

CONSOLIDATED BALANCE SHEET

6

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

8

CONSOLIDATED STATEMENT OF CASH-FLOWS

9

SEGMENT INFORMATION

11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

14

2. first half 2009 management report

24

3. statement by the responsible person

57

4. statutory auditors’ review report on the first half-year financial information for 2009

58

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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1. first half 2009 condensed consolidated financial statements

CONSOLIDATED INCOME STATEMENT

4

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

5

CONSOLIDATED BALANCE SHEET

6

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

8

CONSOLIDATED STATEMENT OF CASH-FLOWS

9

SEGMENT INFORMATION

11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

14

FIRST HALF 2009 FINANCIAL REPORT / FRANCE TELECOM - 3

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CONSOLIDATED INCOME STATEMENT

(amounts in millions of euros except for per share data)	Note	Period ended June 30, 2009	Period ended June 30, 2008
Revenues		25,458	26,304
External purchases		(11,082)	(11,263)
Other operating Income		287	202
Other operating expense		(1,241)	(1,167)
Labour expenses		(4,487)	(4,588)
Gain (losses) on disposal and other gains (losses)		(18)	10
Restructuring costs		(118)	(202)
Share of profits (losses) of associates		22	(6)
Depreciation and amortization		(3,598)	(3,841)
Impairment of goodwill	3	0	0
Impairment of fixed assets		(14)	22
Operating Income		5,209	5,471
Interest expenses, net		(1,076)	(1,156)
Foreign exchange gains (losses)		(3)	4
Discounting expense		(58)	(57)
Finance costs, net		(1,137)	(1,209)
Income tax	4	(1,269)	(1,266)
Consolidated net income after tax		2,803	2,996
Net income attributable to owners of France Telecom S.A.		2,559	2,675
Minority interest	7	244	321

Earnings per shares (in euros)
Net income attributable to owners of France Telecom S.A.
• basic		0.97	1.03
• diluted		0.97	1.00
The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(amounts in millions of euros)	Note	Period ended June 30, 2009	Period ended June 30, 2008
Consolidated net income after tax		2,803	2,996
Gains (losses) on available-for-sale financial assets		10	(17)
Gains (losses) on cash-flow hedge		(186)	18
Gains (losses) on net investment hedges		11	3
Exchange differences on translating foreign operations		80	38
Share of other comprehensive Income in associates			0
Income tax relating to components of other comprehensive income		48	(5)
Other comprehensive income for the year, net of tax	5	(37)	37
Total comprehensive income for the year		2,766	3,033
Total comprehensive income attributable to owners of France Telecom S.A.		2,610	2,624
Minority interest	7	156	409

The accompanying notes are an integral part of the consolidated financial statements. This new statement is presented according to IAS 1 Standard (revised) (see Note 1.3).

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CONSOLIDATED BALANCE SHEET

(amounts in millions of euros)	Note	Period ended June 30, 2009	Period ended December 31, 2008 (1)
ASSETS
Goodwill	3	30,069	30,301
Other Intangible assets		14,783	14,451
Property, plant and equipment		25,628	26,534
Interests in associates		196	172
Assets available for sale	5	195	203
Non-current loans and receivables	6	1,809	1,554
Non-current financial assets at fair value through profit or loss	6	214	106
Non-current hedging derivatives assets	6	169	624
Other non-current assets		36	32
Deferred tax assets		4,278	5,142

Total non-current assets		77,377	79,119

Inventories		812	976
Trade receivables		5,964	6,163
Current loans and other receivables	6	122	63
Current financial assets at fair value through profit or loss, excluding cash equivalents	6	1,272	721
Current hedging derivatives assets	6	3	75
Other current assets		1,982	2,143
Current tax assets		43	144
Prepaid expenses		837	581
Cash and cash equivalents	6	5,054	4,800

Total current assets		16,089	15,666

TOTAL ASSETS		93,466	94,785

(1)

For complementary information regarding the effects on comparative data of the implementation of IFRS 36 (amended by IFRS 8): see Note 1.

The accompanying notes are an integral part of the consolidated financial statements.

FIRST HALF 2009 FINANCIAL REPORT / FRANCE TELECOM - 6

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(amounts in millions of euros)	Note	Period ended June 30, 2009	Period ended December 31, 2008 (1)
EQUITY AND LIABILITIES
Share capital		10,594	10,460
Additional paid-in capital		15,729	15,325
Retained earnings		1,676	1,440
Net income for the year		36	(135)

Equity attributable to equity holders of France Telecom S.A.		28,035	27,090

Minority interests		2,516	3,598
Total equity	7	30,551	30,688

Non-current trade payables		464	498
Non-current financial liabilities at amortized cost, excluding trade payables	6	33,194	31,782
Non-current financial liabilities at fair value through profit or loss	6	530	495
Non-current hedging derivatives liabilities	6	630	650
Non-current employee benefits		555	559
Non-current provisions		998	1,262
Other non-current liabilities		574	711
Deferred tax liabilities		1,382	1,288

Total non-current liabilities		38,327	37,245

Current trade payables		8,503	9,519
Current financial liabilities at amortized cost, excluding trade payables	6	7,763	8,236
Current financial liabilities at fair value through profit or loss	6	91	913
Current hedging derivatives liabilities	6	1	2
Current employee benefits		1,406	1,700
Current provisions		1,435	1,453
Other current liabilities		2,431	1,989
Current tax payables		289	277
Deferred income		2,669	2,763

Total current liabilities		24,588	26,852

TOTAL EQUITY AND LIABILITIES		93,466	94,785

(1)

For complementary information regarding the effects on comparative data of the implementation of IFRS 36 (amended by IFRS 8): see Note 1.

The accompanying notes are an integral part of the consolidated financial statements.

FIRST HALF 2009 FINANCIAL REPORT / FRANCE TELECOM - 7

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

					Attributable to equity holders of France Telecom S.A.
					Components of other comprehensive income
(amounts in million euros except for share data)	Note	Number of shares in issues	Share capital	Additional paid- in capital	Assets available for sale	Hedging instruments	Translation adjustments	Deferred taxes	Reserves	Total	Minority interests	Total equity
Balance at January 1, 2008		2,614,348,911	10,457	15,317	80	211	1,747	(74)	2,315	30,053	4,470	34,523
Impact of IAS 36 amended by IFRS 8	1						(64)		(518)	(582)		(582)

Balance at January 1, 2008 after IFRS 8 application		2,614,348,911	10,457	15,317	80	211	1,683	(74)	1,797	29,471	4,470	33,941
Consolidated comprehensive income					(17)	17	(47)	(4)	2,675	2,624	409	3,033
Capital increase (stock-options exercised)		435,804	2	7						9		9
Share-based compensation (Free share award plan)									24	24	1	25
Share-based compensation (stock-options)									13	13		13
Purchase of treasury shares									26	26		26
Dividends									(3,386)	(3,386)	(591)	(3,977)
Other operations with minority interests									0	0	(238)	(238)
Other movements							37		(89)	(52)	(30)	(82)

Balance at June 30, 2008		2,614,784,715	10,459	15,324	63	228	1,673	(78)	1,060	28,729	4,021	32,750
Consolidated comprehensive income					(37)	417	(1,810)	(141)	1,394	(177)	(178)	(355)
Capital increase (stock-options exercised)		206,521	1	1						2		2
Share-based compensation (Free share award plan)									26	26		26
Share-based compensation (stock-options)									11	11	1	12
Purchase of treasury shares									(9)	(9)		(9)
Dividends									(1,563)	(1,563)	(70)	(1,633)
Other operations with minority interests									0	0	(110)	(110)
Other movements							2		69	71	(66)	5

Balance at December 31, 2008		2,614,991,236	10,460	15,325	26	645	(135)	(219)	988	27,090	3,598	30,688
Consolidated comprehensive income					10	(179)	171	49	2,559	2,610	156	2,766
Capital increase (stock-options exercised)	7	25,682								0		0
Capital increase (payment of the dividends in shares)	7	33,600,122	134	404						538		538
Share-based compensation (Free share award plan)	7								19	19	1	20
Share-based compensation (stock-options)	7								4	4		4
Purchase of treasury shares	7								(21)	(21)		(21)
Dividends	7								(2,091)	(2,091)	(570)	(2,661)
Other operations with minority interests	2								(2)	(2)	(662)	(664)
Other movements									(112)	(112)	(7)	(119)

Balance at June 30, 2009		2,648,617,040	10,594	15,729	36	466	36	(170)	1,345	28,035	2,516	30,551
The accompanying notes are an integral part of the consolidated financial statements

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CONSOLIDATED STATEMENT OF CASH-FLOWS

(amounts in millions of euros)	Note	Period ended June 30, 2009	Period ended June 30, 2008
OPERATING ACTIVITIES
Consolidated net income		2,803	2,996
Adjustments to reconcile net income (loss) to funds generated from operations
Depreciation and amortization		3,598	3,841
Impairment of non-current assets		14	(22)
Gain on disposals of assets		18	(10)
Change in other provisions		(264)	(213)
Share of profits (losses) of associates		(22)	6
Income tax	4	1,269	1,266
Interest income and expense		1,079	1,064
Foreign exchange gains and losses, net		109	(443)
Derivatives		44	581
Share-based compensation		24	41
Change in inventories, trade receivables and trade payables
Decrease (increase) in inventories		177	204
Decrease (increase) in trade accounts receivable		227	185
Increase (decrease) in trade accounts payable		(373)	300
Changes in other working capital requirements
Decrease (increase) in other receivables		(133)	(494)
Increase (decrease) in other payables		(234)	(271)
Other net cash out
Dividends and interest income received		88	154
Interest paid and interest rates effects on derivatives, net (1)		(788)	(1,514)
Income tax paid		(278)	(445)
Net cash provided by operating activities		7,358	7,226

INVESTING ACTIVITIES

Purchases/sales of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets		(2,529)	(3,328)
Increase (decrease) in amounts due to fixed asset suppliers		(791)	(287)
Proceeds from sales of property, plant and equipment and intangible assets		58	34
Cash paid for investment securities, net of cash acquired
FT España	2	(1,379)	(15)
Purchase of treasury shares by Mobistar		-	(74)
Silicomp		-	(5)
Other payments for investment securities		(15)	(80)
Proceeds from sales of investment securities, net of cash transferred
Other proceeds from sales of investment securities		7	36
Decrease (increase) in marketable securities and other long-term assets
Treasury bills (OAT)	6	(1,216)	-
Escrow deposit		-	(56)
Other		579	411
Net cash used in investing activities		(5,286)	(3,364)
(1) Of which +563 million euros from the unwind price received due to the termination of hedging derivatives and from the buy back of perpetual bonds redeemable for shares (TDIRA) as of June 2009.

FIRST HALF 2009 FINANCIAL REPORT / FRANCE TELECOM - 9

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	Note	Period ended June 30, 2009	Period ended June 30, 2008
FINANCING ACTIVITIES
Issuances
Bonds convertible, exchangeable or redeemable into shares	6	2,655	2,775
Long-term debt	6	463	690
Redemptions and repayments
Bonds convertible, exchangeable or redeemable into shares	6	(2,252)	(4,007)
Long-term debt	6	(992)	(152)
Equity portion of hybrid debt		(97)	(5)
Other changes
Increase (decrease) in bank overdrafts and short-term borrowings		705	953
Decrease (increase) in deposits and other debt-linked financial assets (including cash collateral)		(303)	(230)
Exchange rates effects on derivatives, net		(136)	(147)
Purchase of treasury shares	7	(31)	22
Capital increase (decrease) - France Telecom S.A. shareholders	7	-	10
Capital increase (decrease) - minority shareholders	7	1	19
Dividends paid to minority shareholders	7	(310)	(552)
Dividends paid by France Telecom S.A.	7	(1,553)	(3,386)
Net cash used in financing activities		(1,850)	(4,010)
Net change in cash and cash equivalents		222	(148)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		32	3
Cash and cash equivalents at beginning of period		4,800	4,025
CASH AND CASH EQUIVALENTS AT END OF PERIOD		5,054	3,880
The accompanying notes are an integral part of the consolidated financial statements. Stock dividends have no impact on the cash-flow statement (see Note 7).

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SEGMENT INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS – YEAR ENDED JUNE 30, 2009

(in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enterprise (1)	International Carrier & Shared Services (2)	Eliminations	Total France Telecom
Revenues	11,840	2,541	1,920	1,900	4,112	3,836	688	(1,379)	25,458
• external	11,150	2,523	1,898	1,882	3,942	3,593	470	-	25,458
• inter segment	690	18	22	18	170	243	218	(1,379)	-
External purchases	(4,425)	(1,696)	(1,373)	(857)	(1,915)	(2,322)	(1,625)	3,131	(11,082)
Other operating income	745	66	24	14	70	67	1,589	(2,288)	287
Other operating expenses	(886)	(196)	(128)	(73)	(228)	(83)	(183)	536	(1,241)
Labour expenses	(2,296)	(195)	(91)	(266)	(356)	(702)	(581)	-	(4,487)
Gains (losses) on disposals of assets	(6)	(1)	(3)	3	-	-	(11)	-	(18)
Restructuring costs	(44)	(20)	-	-	(6)	(15)	(33)	-	(118)
Share of profit (loss) of associates	(15)	-	-	-	-	-	37	-	22
EBITDA	4,913	499	349	721	1,677	781	(119)	-	8,821
Depreciation and amortization	(1,098)	(412)	(523)	(471)	(599)	(178)	(317)	-	(3,598)
Impairment of goodwill	-	-	-	-	-	-	-	-	-
Impairment of non-current assets	(3)	-	(1)	2	-	(8)	(4)	-	(14)
EBIT	3,812	87	(175)	252	1,078	595	(440)	-	5,209
Investments in property, plant & equipment and intangible assets	-	-	-	-	-	-	-	-	-
• excluding telecommunications licenses	964	159	182	201	590	138	294	-	2,528
• telecommunications licenses	-	-	-	-	1	-	-	-	1
• financed through finance leases	-	3	-	-	-	8	-	-	11
TOTAL INVESTMENTS (3)	964	162	182	201	591	146	294	-	2,540

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CONSOLIDATED FINANCIAL STATEMENTS – YEAR ENDED JUNE 30, 2008

(in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enterprise (1)	International Carrier & Shared Services (2)	Eliminations	Total France Telecom
Revenues	11,694	3,008	2,017	2,594	3,926	3,842	612	(1,389)	26,304
• external	10,979	2,977	1,988	2,573	3,778	3,617	392	-	26,304
• inter segment	715	31	29	21	148	225	220	(1,389)	-
External purchases	(4,249)	(1,975)	(1,489)	(1,060)	(1,772)	(2,388)	(1,437)	3,107	(11,263)
Other operating income	759	6	2	37	40	61	1,562	(2,265)	202
Other operating expenses	(833)	(169)	(138)	(93)	(206)	(93)	(182)	547	(1,167)
Labour expenses	(2,329)	(222)	(94)	(350)	(307)	(692)	(594)	-	(4,588)
Gains (losses) on disposals of assets	(2)	(1)	(4)	12	1	1	3	-	10
Restructuring costs	(54)	(28)	(21)	2	(8)	(5)	(88)	-	(202)
Share of profit (loss) of associates	(11)	-	-	-	-	-	5	-	(6)
EBITDA	4,975	619	273	1,142	1,674	726	(119)	-	9,290
Depreciation and amortization	(1,205)	(454)	(537)	(619)	(591)	(178)	(257)	-	(3,841)
Impairment of goodwill	-	-	-	-	-	-	-	-	-
Impairment of non-current assets	-	-	2	26	-	(8)	2	-	22
EBIT	3,770	165	(262)	549	1,083	540	(374)	-	5,471
Investments in property, plant & equipment and intangible assets	-	-	-	-	-	-	-	-	-
• excluding telecommunications licenses	1,087	189	247	350	621	157	483	-	3,134
• telecommunications licenses	-	-	-	-	194	-	-	-	194
• financed through finance leases	-	19	1	-	2	12	120	-	154
TOTAL INVESTMENTS (3)	1,087	208	248	350	817	169	603	-	3,482

(1)

Including 2,879 million euros for the revenue of the France geographical zone, 117 million euros for the revenue of the UK geographical zone and 840 million euros for the revenue of the other geographical zones at June 30, 2009 (against 2,909 million euros in the France geographical zone, 119 million euros in the UK geographical zone and 814 million euros in the other geographical zones at June 30, 2008).
Including 96 million euros for tangible and intangible assets in the France geographical zone, 7 million euros for the UK geographical zone and 43 million euros for tangible and intangible assets of the other geographical zones at June 30, 2009 (against 115 million euros for the France geographical zone, 4 million euros for the UK geographical zone and 50 million euros for tangible and intangible assets in the other geographical zones at June 30, 2008).

(2)

Including 647 million euros for the revenue in the France segment and 40 million euros for the revenue in the Rest of the World segment at June 30, 2009 (against 581 million euros in the France segment and 31 million euros of the Rest of the World segment at June 30, 2008).

(3)

Including 696 million euros for other intangible assets and 1,859 million euros for other tangible assets at June 30, 2009.

CONSOLIDATED BALANCE SHEET – YEAR ENDED JUNE 30, 2009

(in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enterprise (1)	International Carrier & Shared Services	Eliminations items	Total France Telecom
Goodwill	15,354	1,582	4,716	2,021	5,987	409	-	-	30,069
Other Intangible Assets	2,006	4,021	1,860	783	1,463	300	4,350	-	14,783
Property, plant and equipment	10,063	1,863	2,164	4,153	4,874	528	1,983	-	25,628
Interests in associates	39	-	1	1	-	-	155	-	196
Other non-current assets	1,970	-	493	131	154	40	3,913	-	6,701
Total non-current assets	29,432	7,466	9,234	7,089	12,478	1,277	10,401	-	77,377
Inventories	281	109	70	76	174	41	61	-	812
Trade receivables	2,737	772	521	383	1,148	882	1,573	(2,052)	5,964
Prepaid expenses	92	301	61	33	140	106	134	(30)	837
Other current assets	6,627	51	43	602	1,036	266	612	(761)	8,476
Total current Assets	9,737	1,233	695	1,094	2,498	1,295	2,380	(2,843)	16,089
Total allocated assets	39,169	8,699	9,929	8,183	14,976	2,572	12,781	(2,843)
TOTAL ASSETS									93,466
Equity							30,551	-	30,551
Non-current trade payables	219	-	16	202	27	-	-	-	464
Non-current employee benefits	231	-	12	56	58	83	115	-	555
Non-current provisions	418	96	141	60	71	49	163	-	998
Other non-current liabilities	31,195	1,511	562	1,445	899	22	676	-	36,310
Total non-current liabilities	32,063	1,607	731	1,763	1,055	154	954	-	38,327
Current trade payables	3,817	1,129	1,150	518	1,796	886	1,261	(2,054)	8,503
Current employee benefits	686	17	15	72	114	268	234	-	1,406
Current provisions	908	46	26	291	59	28	77	-	1,435
Deferred income	1,670	272	75	139	299	160	86	(32)	2,669
Other current liabilities	6,655	484	1,335	572	1,124	168	994	(757)	10,575
Total current liabilities	13,736	1,948	2,601	1,592	3,392	1,510	2,652	(2,843)	24,588
Total allocated liabilities	45,799	3,555	3,332	3,355	4,447	1,664	34,157	(2,843)
TOTAL EQUITY & LIABILITIES									93,466

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CONSOLIDATED BALANCE SHEET – YEAR ENDED JUNE 30, 2008

(in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enterprise (1)	International Carrier & Shared Services	Eliminations items	Total France Telecom
Goodwill	15,350	1,415	4,929	2,161	6,025	421	-	-	30,301
Other Intangible Assets	1,941	3,736	2,077	867	1,590	276	3,964	-	14,451
Property, plant and equipment	10,288	1,761	2,286	4,712	4,852	572	2,063	-	26,534
Interests in associates	54	-	2	1	-	-	115	-	172
Other non-current assets	2,107	-	471	81	160	45	4,797	-	7,661
Total non-current assets	29,740	6,912	9,765	7,822	12,627	1,314	10,939	-	79,119
Inventories	365	178	97	70	194	36	36	-	976
Trade receivables	2,749	601	640	437	1,237	932	1,359	(1,792)	6,163
Prepaid expenses	41	231	21	27	65	85	124	(13)	581
Other current assets	6,860	176	44	491	1,207	287	363	(1,482)	7,946
Total current Assets	10,015	1,186	802	1,025	2,703	1,340	1,882	(3,287)	15,666
Total allocated assets	39,755	8,098	10,567	8,847	15,330	2,654	12,821	(3,287)
TOTAL ASSETS									94,785
Equity							30,688	-	30,688
Non-current trade payables	219	-	11	196	72	-	-	-	498
Non-current employee benefits	249	-	7	68	60	75	100	-	559
Non-current provisions	477	86	142	71	80	26	380	-	1,262
Other non-current liabilities	29,994	1,373	794	1,236	832	13	684	-	34,926
Total non-current liabilities	30,939	1,459	954	1,571	1,044	114	1,164	-	37,245
Current trade payables	4,028	953	1,520	736	1,841	856	1,374	(1,789)	9,519
Current employee benefits	826	18	16	66	152	281	341	-	1,700
Current provisions	902	27	39	294	54	57	80	-	1,453
Deferred income	1,704	277	98	140	306	162	91	(15)	2,763
Other current liabilities	6,699	460	1,749	563	930	204	2,295	(1,483)	11,417
Total current liabilities	14,159	1,735	3,422	1,799	3,283	1,560	4,181	(3,287)	26,852
Total allocated liabilities	45,098	3,194	4,376	3,370	4,327	1,674	36,033	(3,287)
TOTAL EQUITY & LIABILITIES									94,785

(1)

Some trade receivables generated by the Business segment (approximately 260 million euros at June 30, 2009 versus 296 millions euros at December 31, 2008) and some generated by the IC & SS segment (approximately 9 million euros at June 30, 2009) are included in the France segment, which is responsible for their collection.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 1 Accounting policies

15

NOTE 2 Main acquisitions, disposals of companies and changes in scope of consolidation

17

NOTE 3 Impairment

17

NOTE 4 Income tax

17

NOTE 5 Other components of the comprehensive income

18

NOTE 6 Net financial debt

19

NOTE 7 Equity

20

NOTE 8 Litigation, contractual obligations and off‑balance sheet commitments

21

NOTE 9 Related-party transactions

23

NOTE 10 Subsequent events

23

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NOTE 1 Accounting policies

This note describes the changes in accounting policies which have taken place since publication of the consolidated statements for 2008 and which have been used to prepare the interim financial statements at June 30, 2009.

1.1 Basis for preparation of the financial statements

The consolidated financial statements and notes were approved by the Board of Directors at its meeting of July 29, 2009.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the condensed consolidated financial statements for the first six months of 2009 have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as endorsed by the European Union (EU) and published by the IASB. The comparative data presented for the first six months of 2008 and the twelve months of 2008 have been prepared on the same basis.

The interim financial statements have been prepared using the same accounting policies as the financial statements for the year ended December 31, 2008, with the exception of the changes described in paragraph 1.3 and the specific requirements of IAS 34. As at June 30, 2009, the accounting standards and interpretations endorsed by the EU (available on the website: www.ec.europa.eu/internal_market/accounting/ias_fr.htm#adopted.commission) are similar to the compulsory standards and interpretations published by the IASB with the exception of the carve-out of the IAS 39 standard and the standards and interpretations currently being endorsed, which has no effect on Group accounts. Consequently, Group accounts are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

Where a specific transaction is not dealt with any standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•

represent faithfully the financial position, financial performance and cash-flows;

•

reflect the economic substance of the transactions;

•

are neutral;

•

are prepared on a prudent basis; and

•

are complete in all material respects.

1.2 Use of estimates

In preparing the Group’s accounts, France Telecom’s management is required to make estimates, insofar as many elements included in the financial statements cannot be measured with precision. The management revises these estimates if the underlying circumstances evolve or in the light of new information or experience. Consequently, estimates made at June 30, 2009 may subsequently be changed. The underlying assumptions used for the main estimates are similar to those applied as of December 31, 2008.

1.3 New standards and interpretations

Standards and interpretations applied in 2009 which imply a change for the Group

Segment reporting: IFRS 8

IFRS 8 “Operating Segments” supersedes IAS 14 “Segment Reporting”. Operating segments are components of the Group that engage in business activities and whose operating results based on the internal reporting are regularly reviewed by the chief operating decision-maker (the Chief Executive Officer for the Group) in order to decide the allocation of resources and the assessment of the operating segments’ performance. Segment information shall correspond to operating segments or relevant aggregation of operating segments, where IAS 14 required information on two levels: business segments and geographic segments.

In order to reflect changes in its organization, whereby its integrated carrier strategy and synergies are rolled out in individual countries, France Telecom Group changed its segment reporting as of January 1, 2009, from an analysis by business activity (Personal Communication Services, Home Communication Services and Enterprise Communication Services) to an analysis mainly to a country-based reporting structure. 7 new operating segments are reported: France, United Kingdom, Poland, Spain, Rest of the World, Enterprise and International Carrier and Shared Services (IC & SS). The operating segment Rest of the World aggregates the business of two operating segments: AMEA (Africa, Middle East and Asia) and EME (Europe and Middle East).

Each of the segments defined by the Group has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, and other shared competencies; for instance it is the role of the IC & SS segment.

The use of shared resources is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). The cost of shared resources may be affected by changes in contractual relationship or organization and may therefore impact the segment results disclosed from one year to another.

The components of the net financial debt are reported within the IC & SS segment which is in charge of the cash and financing centralized management of Group entities, except for entities for which external financing is available.

EBITDA,  which replaces the gross operating margin (GOM), is one of the key measures of operating profitability used by the Group to i) manage and assess the results of its operating segments, ii) implement its investment and resource-allocation strategy, and iii) assess the performance of the Group Executive Management. France Telecom’s management believes that EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability, using the same measure used by management. As a consequence, and in accordance with IFRS 8, EBITDA is presented in the analysis by operating segment, in addition to the operating income.

EBITDA is not a financial measure defined by IFRS as a measurement of financial performance, and may not be comparable to similarly-titled indicators used by other companies. EBITDA is provided as additional information only, and should not be considered as a substitute for operating income or net cash provided by operating activities.

Impairment tests: IAS 36 amended by IFRS 8

IAS 36 has been modified by IFRS 8 with a compulsory application date similar to that of IFRS 8, namely January 1, 2009, first-application date retained by the Group.

For impairment tests, IAS 36 required that goodwill should be allocated to groups of CGUs that correspond to the level at which goodwill is internally monitored, which is not larger than a business segment (first level of segment reporting for the Group) or the geographic segment (second level of segment reporting for the Group). Therefore, the Group monitored goodwill for Poland, Jordan and Senegal by country and tested it at this level, aggregating Home and Personal businesses.

From now on, in the modified IAS 36, the largest level for impairment testing is the operating segment as defined by IFRS 8. IAS 8 general principle of retrospective application must be applied in the absence of transitional provisions. This leads to identify the operating segments in accordance with the IFRS 8 principles in the internal reporting used until December 31, 2008. Since Group’s internal and external reporting are aligned, operating segments as defined by IFRS 8 are the business segments over the 2005-2008 period.

As a consequence, goodwill relating to Home and Personal businesses for the three-abovementioned countries have been tested separately on a retrospective basis. This leads to additional impairment relating to Poland and Jordan Home businesses compared with the historical impairment accounted for, respectively amounting to 507 and 48 million euros as at January 1, 2007.

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This impairment, which has no impact on the 2008 earnings, is accounted for retrospectively as a change in accounting policy against equity as at January 1, 2007.

	December 31, 2008
(in millions of euros)	Published	Impact of IAS 36 amended by IFRS 8	Restated
Goodwill	30,811	(510)	30,301

Retained earnings	1,506	(518)	988
Components of other comprehensive income	309	8	317
Equity attributable to equity holders of France Telecom S.A.	27,600	(510)	27,090
Minority interests	3,598	-	3,598
TOTAL EQUITY	31,198	(510)	30,688

Besides, the level at which goodwill is monitored has been modified consistently with the change in the Group’s organization and the level at which the return on investment is monitored: goodwill is now tested for impairment at the operating segment level for France, Poland, Spain, United-Kingdom and Enterprise, and at the country level for the operating segments reported within Rest of the World.

Presentation of financial statements: IAS 1 revised in 2007

The application of this revision is without effect on the Group financial position but modifies the presentation of its financial statements, including:

•

the statement of changes in equity presents only transactions between the shareholders, the other transactions being included in a comprehensive income statement;

•

all changes in assets and liabilities for a period are presented in two statements: a separate income statement (components of profit or loss) and a statement of comprehensive income (components of other comprehensive income).

The breakdown of the amount reclassified to profit or loss in the current period that were previously recognized in other comprehensive income (reclassification adjustments) is disclosed in the notes, as well as the breakdown of the amount of income tax relating to each component of other comprehensive income.

Other standards and interpretations applied in 2009 without effect for the Group

Among the other standards and interpretations applicable from January 1, 2009, some are not applicable to the Group whereas other ones have been analyzed as presented hereafter:

Standard/Interpretation	Consequences for the Group
IAS 23 (revised in 2007) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset which requires a substantial period of time to get ready for its intended use or sale, unlike what has been applied by the Group until December 31, 2008.

The network deployment mode – in the Group assessment – does not generally require a substantial period of time. The application of this standard has no effect on the Group’s accounts.

Amendment to IFRS 2 Vesting conditions and cancellations

This amendment states that fair value of equity instruments awarded has to include all ancillary conditions for the acquisition of rights. Moreover, when one of the parties may elect not to fulfil one of the conditions, this choice has to be accounted for as a cancellation.

The application of this amendment has no effect on the reported periods.

Amendment to IFRS 7

The amendment requires providing additional disclosures relating to fair value measurement and liquidity risk. The Group has already provided most of the required information in its financial statements as of December 31, 2008.

Improvements to IFRSs	The application of these improvements has no effect on the reported periods.
IFRIC 16 Hedges of a Net Investment in a Foreign Operation

This interpretation has a prospective application. It clarifies some principles of net investment hedge:

•

the hedged item can only be an exchange difference between functional currencies, for an amount lower than the net investment carrying amount, and it can only be hedged once;

•

the hedging instrument may be held in any group entity except the foreign operation that itself is being hedged;

•

the profit or loss relating to the hedge and initially booked in equity has to be reclassified in profit or loss on the disposal of the net investment.

This interpretation has no effect on the Group financial statements.

Standards and interpretations compulsory after June 30, 2009 with no early application decided by the Group

Among of these standards and interpretations, those which could affect the future consolidated financial statements are:

Standard/Interpretation (application date for the Group)		Consequences for the Group
IFRS 3 et IAS 27 (revised in 2008)	Business Combinations and Consolidated and Separate Financial Statements (applicable to accounting for business combinations for which the acquisition date is on or after January, 1 2010)

Changes in a parent’s ownership interest in a subsidiary that do not result in a change of control will be accounted for as changes in equity. Moreover, the revised standard will allow for each takeover with interest ownership below 100% to account goodwill either on a 100% basis or on the acquired interest ownership basis (without any subsequent change in case of additional purchase of minority interests).

Acquisition related costs will be directly expensed.

Changes in a parent’s ownership interest resulting in a loss of control will lead to recognize investment retained in the former subsidiary at its fair value.

The Group will therefore change the accounting of its future business combinations and its future minority interest transactions.

Amendment to IAS 39	Eligible Hedged Items (applicable for financial years beginning after January 1, 2010)

This amendment states that time value should not be considered in a hedging relationship and inflation can only be designated as a hedged item in certain conditions.

This amendment has no effect on the accounting treatment of the hedge relating to the loan indexed on inflation subscribed by the Group in 2008.

Improvements to IFRSs	Improvements to IFRSs (applicable for financial years beginning after January 1, 2010)	The impacts of these improvements are currently being analyzed.
IFRIC 18	Transfers of Assets from Customers (applicable for agreements on or after July 1, 2009)

Agreements in the scope of this interpretation are those in which an entity receives from a customer an item of property, plant and equipment or cash to be used only to construct or acquire an item of property, plant and equipment, the entity must then use the item of property, plant and equipment either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.

The item of property, plant and equipment should be recognized at its fair value against revenue.

The application of this interpretation is prospective. The impacts of its application are currently being analyzed.

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NOTE 2 Main acquisitions, disposals of companies and changes in scope of consolidation

•

FT España

On April 29, 2009, France Telecom acquired an additional 18.2% stake in FT Espana, thereby increasing its shareholding to 99.85%. The minority shareholders have agreed to terminate all undertatings between the parties and dispose of their interest for 1,379 million euros. According to the agreement the price guarantee that was accounted for 810 million euros as of December 31, 2008, was extinguished. The goodwill amounting to 584 million euros mainly consists of the fair value of acquired shares.

NOTE 3 Impairment

3.1 Goodwill

As at June 30, 2009, the main items of goodwill and intangible assets with an indefinite useful life, including the impact of IAS 36 amendment (see Note 1.3) were:

	Goodwill		Intangible assets with an indefinite useful life (1)
(in millions of euros)	net book value	o/w impairment loss
France	15,354	(38)
United Kingdom	1,582	(1,861)
Poland	2,021	(833)	179
Spain	4,716	(114)
Rest of the World:
Senegal	27
Ivory Coast	375	(42)
Jordan	181	(44)
Romania	1,806
Belgium	1,006
Slovakia	806
Switzerland	667
Kenya	101	(79)	4
Others	1,019
Entreprises	409	(642)
IC & SS			3,310
TOTAL	30,069	(3,653)	3,493
(1) Intangible assets with an indefinite useful life mainly comprise the Orange and TP brands.

3.2 Sensitivity of recoverable amounts

Impairment tests are carried out annually, or when there is any indication that assets may be impaired.

In the economic and financial climate that has been ongoing since 2008, varying levels of resilience of the telecommunications markets to the decline of local economic environments, evolutions of the value of telecommunications companies as measured by their market capitalizations, and changes in the economic performances in relation to expectations represent triggering events that led France Telecom to review the value of certain of its assets on June 30, 2009. This reassessment was mainly related to the assets which were disclosed as at December 31, 2008 as being the most sensitive to the revision of their recoverable amounts key assumptions, i.e. Poland, Spain and United Kingdom.

As the preparation of pluri-annual plans is carried out at year-end, this half-year reassessment was based upon revised five-year cash-flows estimates derived from execution and expectations for the year. The 2008 discount rates and growth rates to perpetuity have been maintained. This reassessment did not lead the Group to account for any impairment in profit and loss as at June 30, 2009. Nevertheless, it resulted in narrowed margins between the values in use and the net book values.

NOTE 4 Income tax

The tax expense in the income statement breaks down as follows:

(in millions of euros)	June 30, 2009	June 30, 2008
Income tax	(1,269)	(1,266)
• Current taxes	(373)	(360)
• Deferred taxes	(896)	(906)

The current tax expense for the France tax group is nil as at June 30, 2009 versus (13) million euros as at June 30, 2008. A deferred tax expense of (933) million euros has been booked by the France tax group as at June 30, 2009 versus (1,081) million euros as at June 30, 2008.

Tax adjustments contested, related to France Telecom and its main French subsidiaries and concerning the years 2000 to 2005 inclusive, were subject to comments from the relevant entities. The final decision by the tax authorities is expected. Tax audit related to the members of the former Auna tax group (Spain) and concerning the years 2003 to 2005 inclusive is not yet completed.

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NOTE 5 Other components of the comprehensive income

5.1 Available for sale Assets

(in millions of euros)	June 30, 2009	June 30, 2008
Gain (loss) recognized in other comprehensive income during the period	11	(17)
Reclassification adjustments to profit or loss	(1)	-
TOTAL	10	(17)

5.2 Cash-flow and net investment hedges

CASH-FLOW HEDGES

(in millions of euros)	June 30, 2009	June 30, 2008
Gain (loss) recognized in other comprehensive income during the period	(177)	(4)
Reclassification adjustments to profit or loss	(12)	22
Reclassification adjustments to initial accounting value of hedged item	3	-
TOTAL	(186)	18

Moreover, the foreign exchange derivatives hedging cash-flows of bonds in foreign currencies have generated an unrealized gain of 150 million euros recorded directly in the income statement, which offsets the exposure related to the revaluation of these bonds at the closing foreign exchange rate in the balance sheet.

NET INVESTMENT HEDGES

(in millions of euros)	June 30, 2009	June 30, 2008
Gain (loss) recognized in other comprehensive income during the period	11	3
Reclassification adjustments to profit or loss	-	-
TOTAL	11	3

5.3 Exchange differences on translating foreign operations

(in millions of euros)	June 30, 2009	June 30, 2008
Gain (loss) recognized in other comprehensive income during the period	79	37
Reclassification adjustments to profit or loss	1	1
TOTAL	80	38

Change in cumulative exchange differences on translating foreign operations from January 1, 2009 to June 30, 2009 (closing rate) comprises 590 million euros due to the appreciation of the sterling pound and (366) million euros due to the depreciation of the zloty.

5.4 Income tax relating to components of other comprehensive income

	June 30, 2009			June 30, 2008
(in millions of euros)	Gross value	Income tax	Net value	Gross value	Income tax	Net value
Assets available for sale	10	1	11	(17)	-	(17)
Cash-flow hedge	(186)	47	(139)	18	(5)	13
Net investment hedge	11	-	11	3	-	3
Exchange differences on translating foreign operations	80	-	80	38	-	38
TOTAL	(85)	48	(37)	42	(5)	37

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NOTE 6 Net financial debt

6.1 Net financial debt, repayment schedule and liquidity position

Net financial debt as defined and used by France Telecom corresponds (A) to total financial liabilities excluding operating payables (converted at the half-year closing rate), less (B) (i) derivative instruments carried in assets held for trading, cash-flow hedges, fair value hedges and net investment hedges, (ii) cash collateral paid on derivative instruments, (iii) cash, cash equivalents and financial assets at fair value, and (iv) deposits paid on certain specific transactions (if the associated liability is included in gross financial debt). Derivatives qualifying as cash-flow and net investment hedges are set up to hedge items that are not included in net financial debt (future cash-flows, net assets in foreign currencies). However, the market value of these derivatives is included in the calculation. The “effective portion of cash-flow hedges” and the “unrealized gain or loss on net investment hedges” (C) are added to net financial debt to offset this temporary difference.

The table below provides an analysis of the change in net financial debt in the balance sheet:

(in millions of euros)	Net financial debt	Monetary changes	Non monetary changes
Balance at January 1, 2009	35,859
Changes in:
bonds, convertibles or exchangeables	710	272	438
bank loans	(288)	(185)	(103)
commercial papers	594	594	-
gross securitization debt (1)	(92)	(115)	23
net derivatives	(314)	(369)	55
other financial liabilities	(24)	(114)	90
Changes in gross financial debt after derivatives (A)	586	83 (2)	503
Increase in deposits associated to the debt	(300)	(301)	1
Purchase of Treasury bills (OAT)	(1,216)	(1,216)	-
Matured negotiable debt securities	600	600	-
Increase in cash and cash equivalents	(254)	(222)	(32)
Changes in assets included in the calculation of net financial debt (B)	(1,170)	(1,139)	(31)
Changes in effective portion of cash-flow and net investment hedges (C)	(541)	-	(541)
Balance at June 30, 2009	34,734

(1)

As the initial securitization programs of trade receivables in France Telecom S.A. and Orange France ended, new securitization programs have been implemented during the first quarter of the year. The conditions related to the sale of trade receivables and the structure of these programs are quite similar to the previous ones. As France Telecom S.A. and Orange France have not transfered all risks related to the securitized receivables, and particularly the credit risk, the conditions for derecognition are not met and these receivables (1.6 billion euros) and the external liabilities of the securitization vehicles (1.1 billion euros) remain in the balance sheet.

(2)

The difference with the cash-flows used in financing activities of the cash-flow statement essentially comes from the interest rate effect on derivatives and the changes in accrued interests included in the cash-flows from operating activities.

6.2 Main debt issues and redemptions

•

During the first half of 2009, France Telecom S.A. issued the following bonds:

•

in January 2009, 1,000 million euros maturing on January 2014 and bearing interest at 5.00%;

•

in February 2009, 500 million swiss francs maturing on September 2013 and bearing interest at 3.375%;

•

in May 2009, 750 million pound sterling maturing on May 2016 and bearing interest at 5.00%.

•

During the first half of 2009, France Telecom S.A. redeemed the following bonds:

•

in January 2009, 229 million euros bearing interest at TEC10 less a margin of 75 basis points;

•

in May 2009, 50 million euros bearing interest at 5.294%.

•

In May 2009, TP S.A. Eurofinance issued a 500 million euro bond maturing on May 2014 and bearing interest at 6.00%.

•

On January 2, 2009, France Telecom S.A. totally redeemed the bonds convertible and/or exchangeable into new or existing shares (OCEANE) for a nominal amount of 649 million euros.

•

On June 26, 2009, France Telecom S.A. bought back some of its perpetual bond redeemable for shares (TDIRA) for a nominal amount of 1,421 million euros, including 1,184 million euros in respect of the liability component. This buy back generated a gain before tax of 27 million euros.

•

During the first half of 2009, France Telecom made the main following issues and redemptions of bank loans:

•

net redemption by TP Group on its credit lines for an amount of 631 million euros;

•

in June 2009, subscription to a 300 million euro bank loan with the European Investment Bank and redemption on a credit line for an amount of 624 million euros;

•

in April 2009, subscription to a 756 million euro bank loan.

On June 2, 2009, the redemption ratio of TDIRA in new France Telecom shares of the Bank Tranche has been adjusted in accordance with the issue agreement. The ratio is now of 465.6666 shares for one TDIRA (i.e. redemption price of 30.28 euros based on the 14,100 euro nominal value of the TDIRA). The ratio has not changed for the Supplier Tranche (376.5616 shares for one TDIRA i.e. redemption price of 37.44 euros).

6.3 Main changes in credit lines

A new credit line was negotiated by ECMS on April 23, 2009, for an amount of 610 million egyptian pounds on a 100% basis, maturing on April 2014.

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6.4 France Telecom’s debt ratings

At June 30, 2009, as at December 31, 2008 France Telecom’s debt rating is the following:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short term debt	A2	P2	F1

On July 6, 2009, Fitch indicated a downgrade of the short term debt to F2 to reflect the realignment of the rating with France Telecom’s European peers and does not imply a deterioration of the company’s credit fundamentals.

6.5 Management of covenants

At June 30, 2009, the Group covenants with regard to financial ratios are met.

NOTE 7 Equity

At June 30, 2009, France Telecom S.A.’s share capital, based on the number of issued shares, amounted to 10,594,468,160 euros, comprising 2,648,617,040 ordinary shares with a par value of 4 euros each.

At June 30, 2009, the French State owned 26.97% of France Telecom S.A.’s share capital either directly or indirectly through ERAP and 26.98% of the voting rights.

7.1 Changes in share capital

On June 30, 2009, France Telecom S.A. issued 33,600,122 new shares at a price of 16.01 euros per share, following the option given to shareholders for payment of the balance of the dividend in France Telecom shares decided at the May 26, 2009 Annual Shareholders’ Meeting. As authorized by the Shareholders’ Meeting, the Chief Executive Officer recorded the capital increase resulting from this operation.

Since the Board of Directors noted the amount of the share capital on March 3, 2009, France Telecom S.A. also issued 25,682 new shares following the exercise of stock-options, as part of the plans granted by Orange between 2001 and 2003 for which the holders received instruments for liquidity on options. The issuance of these new shares will be recorded by the Board of Directors on its first meeting after December 31, 2009 at the latest.

During the period ended June 30, 2009, the weighted average number of ordinary shares was 2,646,805,458 and the weighted average number of ordinary and dilutive shares outstanding was 2,648,309,771.

7.2 Treasury shares

During the first half of 2009, France Telecom bought back 1,200,000 shares under the program authorized by the Shareholders’ Meeting of May 27, 2008 and delivered 10,262,398 shares in respect of the implementation of the free share award plan in France.

As authorized by the May 26, 2009 Annual Shareholders’ Meeting, the Board of Directors implemented a new share buyback program (“the 2009 Share Buyback Program”). This program was described in the France Telecom Registration Document filed with the French Autorité des marchés financiers on April 10, 2009.

During the first half of 2009, France Telecom did not buy back any shares under the 2009 Share Buyback program, except as part of the liquidity contract.

The liquidity contract entered into on May 9, 2007 with an investment services provider, pursuant to the authorization of the May 21, 2007 Annual Shareholders’ Meeting, has since been annually renewed on its anniversary date and its implementation continued within the 2009 Share Buyback Program. An amount of 100 million euros has been allocated to the liquidity account for purposes of implementing the contract.

At June 30, 2009, France Telecom owned 1,050,982 treasury shares (including 0 share as part of the liquidity contract), recorded as a reduction in equity.

7.3 Share-based payments and equivalent

No new plan was granted during the first half of 2009.

7.4 Dividends

At the May 26, 2009 Annual Shareholders’ Meeting, France Telecom shareholders decided on the payment of a dividend of 1.40 euro per share in respect of 2008. Given the 0.60 euro per share interim dividend paid on September 11, 2008 for a total amount of 1,563 million euros, the balance of dividend to be paid on June 30, 2009 was 0.80 euro per share, for a total amount of 2,091 million euros. This payment was made in cash for 1,553 million euros and in France Telecom shares for 538 million euros, since shareholders had the option to receive payment of 50% of the balance of the dividend, i.e. 0.40 euro per share, in France Telecom shares.

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7.5 Minority interests

(in millions of euros)	At June 30, 2009
Share of net income attributable to minority interests	244
o/w TP Group	81
o/w Sonatel Group	77
o/w Mobistar	62
Share of comprehensive income attributable to minority interests	156
o/w TP Group	4
o/w Sonatel Group	77
o/w Mobistar	62
Dividends paid out to minority shareholders	570
o/w TP Group	225
o/w Sonatel Group	122
o/w Mobistar	129
Equity attributable to minority interests	2,516
o/w TP Group	1,458
o/w Sonatel Group	427
o/w Mobistar	156

NOTE 8 Litigation, contractual obligations and off‑balance sheet commitments

8.1 Litigation

This note describes any new governmental, judicial or arbitration proceedings and any developments in existing litigation since the publication of the financial statements for the year ended December 31, 2008, which may have or which have had during the past six months any significant effects on the financial situation or the profitability of the Group. As at June 30, 2009, France Telecom accrued for 526 million euros to cover all the litigation proceedings in which it is involved (495 million euros as at December 31, 2008).

Litigation related to competition law

Proceedings with the European Commission and European courts

•

In January 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure focused in particular on the special French business tax (taxe professionnelle) regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990, to which it was subject from 1991 to 2002.

In its August 2, 2004 decision, the European Commission stated that this regime was incompatible with the European Union Treaty and ordered the French State to recover from France Telecom an amount of aid that it estimated to be between 798 million euros and 1,140 million euros plus interest.

In January 2005, France Telecom lodged an appeal against this decision with the European Court of First Instance (ECFI). For its part, the French State had filed an equivalent appeal in October 2004. In October 2006, the European Commission asked the European Court of Justice (ECJ) to rule that the French authorities had failed to execute its decision.

On October 18, 2007, the ECJ concluded that the French authorities had failed to respect their obligation to execute this decision within the prescribed time limits. Following the October 18 ruling, France Telecom placed in an escrow account, pending the final decision on the substance of the matter, the amount of 757 million euros, increased to 813 million euros on February 6, 2008 and to 964 million euros on July 30 2008, following discussions between the French authorities and the Commission staff with the participation of France Telecom. This amount corresponds to the Commission’s estimate of the supposed state aid but does not imply approval by the French authorities or France Telecom as to whether any state aid occurred, whether it is possible to establish an amount or the estimate made by the Commission staff. The amount in escrow will be transferred to the French State if the appeal of the August 2, 2004 Commission decision should be dismissed by the ECFI. In the contrary event, it will be returned to the full possession of France Telecom.

The oral hearing before the ECFI took place on November 18, 2008. The tribunal decision is expected before the end of 2009.

Following the oral hearing, the risk assessment in this litigation is unchanged and the risk continues to be classified as a contingent liability as defined by IAS 37 “Provisions, Contingent Assets and Contingent Liabilities”.

•

On April 2, 2009, the European Court of Justice rejected France Telecom’s appeal relating to the abuse of its dominant position on the French market for broadband Internet access between March 2001 and October 2002. The Court of First Instance’s judgment of January 30, 2007 rejecting the appeal against the European Commission’s decision, which imposed a fine of 10 million euros on Wanadoo, is therefore confirmed.

•

In March 2009, Vivendi and Iliad brought a joint complaint before the European Commission for abuse of dominant position with respect to France Telecom’s practices on the local loop and broadband Internet access wholesale markets since 2006. Vivendi and Iliad allege that France Telecom is engaged in price squeezing on the downstream markets for telephone services access and broadband access to multi-service offers. The Commission has not yet decided what action it will take as a result of this complaint.

•

Following the office inspection carried out in September 2008, the European Commission informed TP S.A. in April 2009 that it is initiating proceedings against TP S.A. for breach of competition law in the broadband market. France Telecom cannot at this stage foresee the evolution of these proceedings.

Proceedings with national competition authorities and before civil and commercial courts

•

On March 11, 2009, after partial annulment of the decision of the Paris Court of Appeals, the Court hearing the case on remand, dismissed Orange France, SFR and Bouygues Telecom’s action for annulment of the decision of the French Competition Council dated December 1, 2005, which forced Orange France to pay a fine of 256 million euros for collusion. As the fine has been paid, this decision had no impact on the Group’s financial statements. France Telecom filed a new appeal with the French Supreme Court.

•

At the same time as the ongoing enquiry at the French Competition Authority regarding France Telecom’s practices on the mobile and fixed-line to mobile markets in the French Caribbean and French Guiana, which could give rise to a decision during the third quarter of 2009, the company Digicel (formerly Bouygues Telecom Caraïbe) initiated in March 2009 legal action for damages before the Paris Commercial Court amounting to an estimated 329 million euros, stemming from these practices. France Telecom believes that these demands are unfounded and that their amount would in any case appear to be totally unjustified.

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•

On May 11, 2009, the French Competition Authority found that the complaint filed by Bouygues Telecom alleging the existence, between June 2005 and July 2007, of a price squeeze between the mobile call termination tariff and the retail price of certain offerings for consumers which included unlimited on-net service on Orange and SFR networks, required further investigation as to whether a potential discrimination among operators has occurred.

•

On May 14, 2009, the Paris Court of Appeals overturned the judgment of the Paris Commercial Court of February 23, 2009, which required France Telecom to cease conditioning the TV streaming of Orange Sport on the purchase of an Orange broadband Internet subscription. This decision allowed France Telecom to resume marketing of the Orange Sport offer to new subscribers. SFR and Free filed an appeal before the French Supreme Court.

In addition, in February 2009, Canal+ and SFR have filed a complaint with the French Competition Authority alleging tying offers between Orange Sport and Orange broadband Internet access and predatory pricing on the tariffs of Orange Sport and challenging the conditions under which France Telecom was, in February 2008, granted the right to broadcast football games by the French professional football league. The Competition Authority opened an enquiry but France Telecom has no information at this stage on these proceedings.

•

On July 6, 2009, following an investigation opened in October 2007, the national competition authority in Spain, the CNC, judged that there was no evidence of anti-competitive agreement among the country’s three main mobile telephone operators, Movistar, Vodafone and Orange to increase their tariffs as of March 1, 2007. The CNC imposed no fine on the operators.

Other proceedings

Proceedings before civil and commercial courts

•

As part of ongoing proceedings before the German courts concerning France Telecom’s investment in Germany, in partnership with the company MobilCom, on March 20, 2009 the Court of Kiel rejected the claims made by the company Millennium, a minority shareholder of MobilCom in December 2003. These claims amounted to 5.41 billion euros for the damage suffered as a result of MobilCom’s alleged de facto domination. The appeal filed against this decision was expressly limited to the claims made by Millenium on behalf of MobilCom and was limited in this procedure to 1 million euros.

The action brought in December 2004 before the Frankfurt Court by the court-appointed liquidator in Gerhardt Schmid’s personal bankruptcy is still pending before the Court of Appeal after being rejected by the Court of first instance. Hearings are scheduled in September 2009.

International arbitration

•

In March 2009, the International Chamber of Commerce (ICC) issued an award in the arbitration procedure initiated by Orascom Telecom against France Telecom, which rejected Orascom Telecom’s claims and condemned it to transfer its stake in Mobinil to France Telecom. The 20% equity interest that Orascom Telecom holds directly in ECMS, as well as the free float of ECMS, do not fall within the scope of the ICC award. Further to the acquisition of the Orascom Telecom stake in Mobinil for approximately 530 million euros and once the award will be implemented, France Telecom will have sole control over the leading mobile operator in Egypt.

On May 27, 2009, the Egyptian Capital Market Authority (CMA) rejected France Telecom’s voluntary public takeover proposal relating to ECMS shares held by minority shareholders at the price of 237 Egyptian Pounds per share. France Telecom appealed against this decision on June 11, 2009. At the same time, the Trading Committee of the Egyptian Stock Market informed France Telecom of its decision to suspend its review of the application for clearance of the transfer of the Mobinil shares in pursuance of the ICC award pending approval by the CMA of a public takeover bid for the ECMS shares.

Further to the May 31, 2009 announcement by France Telecom on agreements reached with minority shareholders of ECMS willing to sell their interest in ECMS for the price of 230 Egyptian Pounds per share, France Telecom, in accordance with Egyptian law, had to file a public takeover proposal for 100% of ECMS capital in order to offer equal terms to all ECMS shareholders. This proposal was nevertheless rejected by the CMA. France Telecom will appeal against this decision.

•

A part of the on going arbitration procedure between TP S.A. and the Danish company DPTG over the sharing of the revenues produced by a fiber optical transmission system, known as NSL, hearings were held in January and April 2009 as scheduled by the new chairman of the tribunal appointed in 2008. Following these hearings, the tribunal issued directions to the parties’ experts for the quantification of DPTG’s rights. Post-hearing-briefs are to be filed by the parties by August 28, 2009. The award should be rendered before the end of 2009. The Arbitration Tribunal having decided to split the case into two periods, this award will settle DPTG’s rights for the period from 1994 to June 2004 but not for the subsequent period.

There are no other governmental, judicial or arbitration proceedings, including any proceedings of which France Telecom is aware, either pending or threatened, and either new or having evolved since the date the consolidated financial statements at December 31, 2008 were published, which may have or which have had in the past six months any significant effects on the financial position or the profitability of the Group.

8.2 Off-balance sheet commitments and contractual obligations

•

The main changes in the contractual obligations reflected on the balance sheet during the first half of 2009 are related to changes in net financial debt as described in Note 6. The main events which occurred during the first half of 2009 affecting off-balance sheet commitments and contractual obligations are presented below:

•

Following the acquisition in April 2009 of the shares held by the minority shareholders of France Telecom España, the price guarantee granted to these shareholders was settled (see Note 2).

•

On June 22, 2009, France Telecom and Groupe Foncière des Régions (FdR) signed an agreement relating to 173 buildings owned by FdR and leased by France Telecom. As part of this agreement, France Telecom committed itself to acquire some of these buildings for an amount of 188 million euros and renegotiated the rent and the term of the leases on the other buildings, which represent minimum future lease commitments of 420 million euros as at June 30, 2009.

•

As part of the granting by the Tunisian government of a fix and mobile telecommunications license to the consortium formed by France Telecom, Investec and Divona Telecom, as announced on June 26, 2009, France Telecom has undertaken to subscribe to a capital increase of Divona Telecom in the amount of 174 million Tunisian dinars (92 million euros as at June 30, 2009), which will enable it to hold 49% of the company’s capital. The remaining 51% will be held by Investec.

In addition, France Telecom has undertaken to finance the six-year business plan filed as part of the competitive bid, up to its 49% ownership in Divona Telecom’s capital. This commitment amounts to a maximum of 220 million dinars (116 million euros as at June 30, 2009).

As part of the shareholders agreement signed between France Telecom and Investec, which will come into force at the time France Telecom becomes a shareholder of Divona Telecom, the parties agreed not to sell their shares for a period of 5 years. At the end of this period, France Telecom will have the right during 6 months to convert into equity shares its trade receivables, if any, on the company, and in any case to exercise a call option on 1% plus one share of the capital. In this case, Investec will hold during 3 months a put option on its shares; such option may however not allow Investec to hold less than 35% of the company’s share capital. The options will be exercisable at fair market value. The completion of these transactions will be subject to authorization from the Tunisian administration as may be necessary.

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NOTE 9 Related-party transactions

No transaction between related parties materially influenced the Group’s financial position or performance in the first half of 2009.

NOTE 10 Subsequent events

•

Placement in notes in the United States

In June 2009, France Telecom placed in the United States USD 2.5 billion in notes in two tranches, a 1.25 billion USD tranche maturing in 2014 and bearing interest at 4.375%, and a 1.25 billion USD tranche maturing in 2019 and bearing interest at the 5.375%. The fund were received in July 2009.

•

Issue of a new tranche of debt notes

On July 17, 2009, TPSA Eurofinance France S.A. issued under the EMTN (European Medium Term Note) issuance programm debt notes totalling EUR 200 million to be redeemed in 2014 and bearing interest at 6.00%. This issuance follows upon that of May totalling EUR 500 million (see Note 6.2).

•

FTSA: distribution of an interim dividend

On July 29, 2009, the Board of Directors decided the distribution of an interim dividend. This interim dividend will amount to 0.60 euro per share, representing an estimated total amount of 1.6 billion euros based on the number of shares outstanding as at June 30, 2009. The interim dividend will be paid on September 2, 2009. France Telecom S.A.’s total of net income for the period and retained earnings amounted to 11,422 million euros.

•

France Telecom has signed an early termination of an in-substance defeased financial lease of Orange UK. The outstanding amount of the debt was £267.4m as of 30 June 2009. This finance lease had been implemented in 1995 with a maturity of 20 years, and was based on the 2G Network Equipment.

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2. first half 2009 management report

2.1 OVERVIEW

25

2.1.1 Financial data and workforce

25

2.1.2 Summary of results for the first half of 2009

26

2.1.3 Impact of regulatory rate changes

26

2.1.4 Main events that took place in the first half of 2009

27

2.1.5 Information on trends and the main risks and uncertainties

28

2.2 ANALYSIS OF THE GROUP’S INCOME STATEMENT AND CAPITAL EXPENDITURES

28

2.2.1 From group revenues to EBITDA

28

2.2.2 From group EBITDA to the operating income

32

2.2.3 From Group operating income to net income

33

2.2.4 Group capital expenditures

35

2.3 ANALYSIS BY OPERATING SEGMENT

36

2.3.1 France

38

2.3.2 United Kingdom

39

2.3.3 Spain

40

2.3.4 Poland

41

2.3.5 Rest of the World

42

2.3.6 Enterprise

42

2.3.7 International Carrier & Shared Services

43

2.4 CASH-FLOWS AND NET FINANCIAL DEBT

44

2.4.1 Liquidity and cash-flows

44

2.4.2 Financial debt

47

2.5 SUPPLEMENTARY INFORMATION

48

2.5.1 Transition from data on a historical basis to data on a comparable basis

48

2.5.2 Additional information

50

2.5.3 Off-balance sheet commitments and contractual obligations

55

2.5.4 Transactions with related parties

55

2.5.5 Subsequent events

55

2.5.6 Financial glossary

55

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The following comments are based on the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) (see Note 1 to the consolidated financial statements). The statutory auditors conducted a limited review of these financial statements.

IFRS 8, “Operating Segments”, supersedes IAS 14, “Segment Reporting”. Operating segments are components of the Group that conduct business, whose operating income, taken from internal reporting, is reviewed by the primary operations decision-maker (for the Group, the Chairman & CEO), to make decisions based on resource allocation and measure segment performance. Information by segment must correspond to operating segments or groupings of relevant operating segments, where IAS 14 would require information according to two levels: business segments and geographic segments. In order to reflect the development of its organization, where the country is the place of deployment for its integrated operator strategy and its synergies, the France Telecom Group amended its internal reporting on January 1, 2009, going from one analysis per business line (Personal Communications Services, Home Communications Services, and Business Communications Services) to a primarily geography-focused analysis. There are seven operating segments presented: France, United Kingdom, Spain, Poland, Rest of the World, Enterprise, and International Carrier & Shared Services (IC&SS). The Rest of the World operating segment includes the business of the two operating segments, EME (Europe and Middle East) and AMEA (Africa, Middle East, and Asia).

The operating segments are described in Section 2.3 “Analysis by Operating Segment”. Unless otherwise specified, data on operating segments presented in the following sections are understood to be prior to elimination of inter-segment operating transactions.

Each of the segments defined by the Group has its own resources, although they may also share certain resources, primarily in networks, information systems, research and development, and other shared skill sets. Specifically, this is the role of the International Carrier & Shared Services (IC&SS) segment.

The use of shared resources is taken into account in segment results based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is presented in other products of the service segment, and the use of those resources is shown as one of the charges included in earnings before depreciation and amortization and impairment of goodwill and non-current assets (hereinafter “EBITDA” – see Section 2.5.6, “Financial Glossary”, “Information by Operating Segment” in the consolidated financial statements) in the user segment. The cost of shared resources supplied may be affected by changes in contractual relations or in the organization, and may, therefore, have an impact on the segment margins disclosed from one year to another.

EBITDA, which replaces the gross operating margin (GOM), is one of the key measures of operating profitability used by the Group to i) manage and assess the results of its operating segments, ii) implement its investment and resource-allocation strategy, and iii) assess the performance of the Group Executive Management. France Telecom’s management believes that EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability, using the same measure used by management. As a consequence, and in accordance with IFRS 8, EBITDA is presented in the analysis by operating segment, in addition to the operating income.

EBITDA is not a financial measure defined by IFRS as a measurement of financial performance, and may not be comparable to similarly-titled indicators used by other companies. EBITDA is provided as additional information only, and should not be considered as a substitute for operating income or net cash provided by operating activities.

The changes below are calculated on the basis of data in thousands of euros, although displayed in millions of euros.

The transition from data on a historical basis to data on a comparable basis (see Section 2.5.6, “Financial Glossary”) for the first half of 2008 is described in Section 2.5.1, “Transition from data on a historical basis to data on a comparable basis”.

2.1 OVERVIEW

2.1.1 Financial data and workforce

OPERATING DATA

	Half years ended June 30
(in millions of euros)	2009	2008 on a comparable basis(1)	2008 on a historical basis	Change (%) on a comparable basis(1)	Change (%) on a historical basis
Revenues	25,458	25,581	26,304	(0.5)%	(3.2)%
EBITDA(2)	8,821	9,058	9,290	(2.6)%	(5.0)%
EBITDA/Revenues	34.7%	35.4%	35.3%
Operating income	5,209	5,385	5,471	(3.3)%	(4.8)%
Operating income/Revenues	20.5%	21.1%	20.8%
CAPEX(2)	2,528	3,069	3,134	(17.6)%	(19.3)%
CAPEX/Revenues	9.9%	12.0%	11.9%
Telecommunication licenses	1	217	194	(99.4)%	(99.3)%
Average number of employees(2)	180,033	182,990	180,372	(1.6)%	(0.2)%
(1) See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”. (2) See Section 2.5.6 “Financial Glossary”.

NET INCOME

	Half years ended June 30
(in millions of euros)	2009	2008 on a historical basis
Operating income	5,209	5,471
Financial costs, net	(1,137)	(1,209)
Income tax	(1,269)	(1,266)
Consolidated net income	2,803	2,996
Net income attributable to equity holders of France Telecom S.A.	2,559	2,675
Minority interests	244	321

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NET FINANCIAL DEBT AND ORGANIC CASH-FLOW

	Years ended
(in millions of euros)	June 30, 2009	Dec. 31, 2008 on a historical basis	June 30, 2008 on a historical basis
Organic cash-flow(1)	4,096	8,016	3,645
Net financial debt(1)	34,734	35,859	38,204
Net financial debt to EBITDA(2)	1.94	1.96	2.03
(1) See Section 2.5.6 “Financial Glossary”. (2) EBITDA recorded over the twelve previous months on a historical basis.

2.1.2 Summary of results for the first half of 2009

Despite increased regulatory pressures and an economic environment in continuous deterioration the France Telecom Group was resilient in the first half of 2009.

Revenues

On a comparable basis, compared to the first half of 2008, the Group’s revenue were down 0.5% (3.2% on a historical basis) to 25,458 million euros for the first half of 2009. This is resilient in comparison with the average change in the Gross Domestic Product for the geographic segments where the Group operates, which is estimated to have fallen 2.9% from one half-year to the next.

Between the first half of 2008 and the first half of 2009, revenue increased by 1.5% in France on a comparable basis (1.2% on a historical basis) driven by the mobile business, and 5.8% in Africa and the Middle East (14.4% on a historical basis) due to the strength of Egypt and the development of new operations. Other segments have been mostly marked by the deterioration of the economic environment, of which the impact on revenue is often amplified by the effect of regulatory measures between the two periods. On a comparable basis, revenues were therefore down 6.1% in Poland (26.7% on a historical basis), 4.8% in Spain (ibid on a historical basis) and 2.6% in the United Kingdom (15.5% on a historical basis).

In the second quarter of 2009, Group revenues were down 1.3% on a comparable basis (3.8% on a historical basis) compared to the second quarter of 2008. This growth stays ahead of average growth of the GDP for the geographic segments where the Group operates, which was estimated to have fallen 3.2% in the second quarter, after falling 2.6% in the first quarter.

As of June 30, 2009, the companies controlled by the Group have 186.0 million clients, an increase of 6.3% on a comparable basis (6.6% on a historical basis) for the year, driven by mobile telephony, itself having a clientele growth rate of 9.7% for the year (on both a comparative and historical basis), with 125.5 million clients.

EBITDA

The ratio of EBITDA to Group revenues was at 34.7% for the first half of 2009, a 0.7 point decrease on a comparable basis (0.6 points on a historical basis) compared to the first half of 2008, due to reduced consumer spending and increased regulatory pressures. On a comparable basis, the ratio of EBITDA to Group revenues improved between the two periods in Spain for the mobile business in France and in the United Kingdom, as well as for Enterprise.

On a comparable basis, the ratio of EBITDA to Group revenues increased by 0.2 points (0.3 points on a historical basis) between the second quarter of 2008 and the second quarter of 2009, to 35.4% after a decrease of 1.7 points (1.6 points on a historical basis) between the first quarter of 2008 and 2009, and therefore showing the results of savings plans and transformation.

Capital expenditures on tangible and intangible assets excluding licenses

Capital expenditures on tangible and intangible assets excluding telecommunications licenses and excluding investments financed by finance leases, hereafter designated as “capital expenditures on tangible and intangible assets excluding licenses” or “CAPEX” (see Section 2.5.6 “Financial Glossary”) of the Group totaled 2,528 million euros in the first half of 2009 (or 9.9% of revenue), compared to 3,069 million euros (or12.0% of revenue) in the first half of 2008 on a comparable basis (3,134 million euros, or 11.9% of revenue on a historical basis). This fall is linked in part to non-renewal of real estate investment that took place in the first half of 2008 for 163 million euros, and in part due to the optimization and adaptation of investment spending at business level, notably in 2G networks, information technology, and Switched Telephony Networks.

Organic cash-flow

Organic cash-flow (see Section 2.5.6 “Financial Glossary”) for the Group increased by 12.4% to 4,096 million euros in the first half of 2009, compared to 3,645 million euros in the first half of 2008, in line with the goal of organic cash-flow of 8.0 billion euros for 2009. The growth in organic cash-flow notably shows the increase of the EBITDA-CAPEX indicator, the fall in net financial expenses paid and the fall in investment spending linked to acquisition of telecommunications licenses. This growth also includes the positive effect of financial operations (ending of hedging and buy back of perpetual bonds redeemable for shares (TDIRAs) for 563 million euros, compensated for by the first effects of the French Economic Modernization Act, and the impact of the decrease in operational expenses on the overall working capital requirement, as well as that of decreased investment spending.

Net financial debt

Net financial debt (see Section 2.5.6 “Financial Glossary”) of the Group was at 34,374 million euros on June 30, 2009, down by 1,125 million euros compared to December 31, 2008 (35,859 million euros). The ratio of net financial debt to EBITDA reached 1.94 on June 30, 2009 (based on the reported EBITDA for the previous twelve months on a historical basis), compared to 1.96 on December 31, 2008.

Consolidated net income

The consolidated net income of the France Telecom Group is 2,803 million euros for the first half of 2009, compared to 2,996 million euros for the first half of 2008, or a decrease of 193 million euros. After accounting for minority interests, the net income attributable to shareholders of France Télécom S.A. went from 2,675 million euros in the first half of 2008 to 2,559 million euros in the first half of 2009, or a decrease of 116 million euros.

2.1.3 Impact of regulatory rate changes

The regulations governing the operations of the France Telecom group are described in Section 6.8 “Regulations” of the 2008 Registration Document.

The impact of the decrease in call termination prices and the decrease in roaming rates seen in a number of countries between June 30, 2008 and June 30, 2009, notably in Spain, Poland, and the United Kingdom, was particularly pronounced in the mobile telephony sector. In the first half of 2009, these cuts caused revenues in mobile telephony operations to fall by close to 275 million euros and EBITDA to fall by approximately 105 million euros. Moreover, in the first half of 2009, the decrease in regulated rates caused revenues in fixed-line telephony operations to fall by about 110 million euros and EBITDA by close to 50 million euros.

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2.1.4 Main events that took place in the first half of 2009

Changes in rates and new offers

•

In January 2009, Orange and Canal+ signed a multi-year agreement to allow Orange triple-play customers ineligible for ADSL television to subscribe to Canal+ and/or Canalsat as well as Foot+. Via Astra satellite, some time in 2009, Orange triple-play customers receiving satellite TV may receive these offers directly on a single ADSL/satellite hybrid decoder supplied by Orange.

•

In January 2009, Orange, via its subsidiary NordNet, launched a new “Pack Internet Satellite” for 34.90 euros per month, including a dish. The Pack Internet Satellite (Internet Satellite Pack) is a two-way broadband satellite connection allowing all residents of metropolitan France to connect to broadband Internet. Subscriptions include the loan of a parabolic antenna and a WiFi router. After the success of the Plan Haut Débit Pour Tous (Broadband For All Plan) from France Telecom, which had already placed France in the top European spot with 98.4% of the eligible population on ADSL, the Pack Internet Satellite (Internet Satellite Pack) now makes 100% coverage possible.

•

In May 2009, Orange resumed marketing its Orange sport offer. Pursuant to the February 23, 2009 decision by the Paris Commercial Court, Orange had suspended marketing of the Orange sport offer in March 2009. On May 14, 2009, the Paris Court of Appeals overturned the Commercial Court’s February 23, 2009 decision (see Note 8 to the consolidated financial statements).

•

In May 2009, Orange reduced the price of its Business Everywhere mobile broadband offer in the United Kingdom. Small and medium-sized businesses that are already using the voice services and want to subscribe to a Business Everywhere package will benefit from a 50% rate reduction – an unlimited broadband mobile package for only 7.5 pounds sterling per month.

•

In June 2009, Orange launched a monthly mobile package at five pounds sterling per month in the United Kingdom (10-pound and 15-pound monthly offers are already available) and a SIM Only offer for customers who want a package with more benefits, while keeping their mobile phone. The package at five pounds sterling per month is the market’s least expensive package.

•

In June 2009, Orange launched the iPhone 3G S in France. This new version includes video, multimedia messaging services (MMS), and voice command. Along with this launch, Orange unveiled a new package, Origami Special Edition for iPhone, and adapted MMS and Modem rate options.

•

In June 2009, Orange launched new offers suitable for travelers within the Orange Travel line, the program that includes all of the Group’s mobile roaming offers, and decreased the applicable rates. The new European rate regulations on pricing of mobile communications to or from Europe became effective on July 1, 2009. For Orange, in the Europe zone (not including Switzerland and Andorra), calls will be billed at 51 euro cents per minute, per second after the first indivisible 30 seconds, to place calls, and 23 euro centimes per minute, per second as of the first second, to receive them. Sending a text message (SMS) will cost 13 euro cents, though receiving them is still free. Outside the Europe zone, there will be no changes to communications pricing.

•

In June 2009, Orange Business Services launched “Flexible Computing”, the next generation of virtualized IT infrastructures. This virtualization offer is the realization of Orange Business Services’ wish to offer private “cloud” services guaranteeing service security and quality. Flexible Computing allows businesses to outsource some or all of their IT infrastructures: Intranet (business line applications within an Orange Business Services VPN) or Internet (institutional websites, e-commerce sites, SaaS platforms, etc.).

Deployment of networks

•

In March 2009, Orange launched its mobile telecommunications services in Uganda, thereby enabling Ugandans, via a new GSM network, to enjoy Orange’s service quality and innovative offers. Orange is now doing business in 15 African countries.

•

In June 2009, the ACE consortium, of which France Telecom is a member, announced that the ACE (Africa Coast to Europe) underwater cable, which was initially to link France to Gabon, will be extended to South Africa, with the ambition of connecting all of the countries on Africa’s west coast, from Morocco to South Africa. This new cable will therefore provide more than 25 countries from Africa and Western Europe with global network interconnection via broadband arteries.

Acquisitions, purchase of treasury shares, and disposals

•

In February 2009, France Telecom carried out a disposal of goodwill pertaining to the websites Topachat.com and Clust.com (sites specialized in online sales of technical products such as IT, image & sound, and household appliances) and their business lines.

•

In March 2009, France Telecom bought back 1,200,000 shares for 21 million euros under its 2008 share buyback program, a description of which was published on May 28, 2008, and then proceeded to deliver 10,262,398 shares in respect of the implementation of the free share award plan in France (see Note 7 to the consolidated financial statements).

•

In March 2009, the International Chamber of Commerce (ICC) issued an award in the arbitration procedure initiated by Orascom Telecom against France Telecom, which rejected Orascom Telecom’s claims and condemned it to transfer its stake in MobiNil to France Telecom. The 20% equity interest that Orascom Telecom holds directly in ECMS, as well as the free float of ECMS, do not fall within the scope of the ICC award. Further to the acquisition of the Orascom Telecom stake in MobiNil for approximately 530 million euros and once the award will be implemented, France Telecom will have sole control over the leading mobile operator in Egypt.

On May 27, 2009, the Egyptian Capital Market Authority (CMA) rejected France Telecom’s voluntary public takeover proposal relating to ECMS shares held by minority shareholders at the price of 237 Egyptian Pounds per share. France Telecom appealed against this decision on June 11, 2009. At the same time, the Trading Committee of the Egyptian Stock Market informed France Telecom of its decision to suspend its review of the application for clearance of the transfer of the MobiNil shares in pursuance of the ICC award pending approval by the CMA of a public takeover bid for the ECMS shares.

Further to the May 31, 2009 announcement by France Telecom on the agreements reached with minority shareholders of ECMS willing to sell their interest in ECMS to France Telecom for the price of 230 Egyptian pounds per share, France Telecom, in accordance with Egyptian law, had to file a public takeover proposal for 100% of ECMS capital, in order to offer equal terms to all ECMS shareholders. This proposal was nevertheless rejected by the market authorities. France Telecom will appeal against this decision (see Note 8 to the consolidated financial statements).

•

In April, 2009, the Senegalese government and France Telecom signed an agreement concerning the acquisition by France Telecom of 9.87% of the capital of Sonatel for a total payout of 209 million euros on the basis of a price per share after the distribution of the dividend and an exceptional payout. As a result, France Telecom will increase its stake in Sonatel from 42.3% to 52.2%. Once the transaction is completed, the Senegalese government will remain Sonatel’s second biggest shareholder with 17.3% of the operator’s capital. On May 1, 2009, the government of Senegal announced that it would not pursue the sale. This announcement jeopardizes the completion of the agreement signed by the Senegalese government and France Telecom in April, 2009.

•

In April 2009, France Telecom acquired an additional 18.2% in FT España, bringing its stake from 81.6% to 99.85%. The minority shareholders agreed to terminate all undertakings between the parties and dispose of their interest for 1,379 million euros. Pursuant to the agreement, the liquidity instrument accounted for 810 million euros in the consolidated financial statements at December 31, 2008, is terminated. (see Notes 2,6 and 8 of the consolidated financial statements)

•

In June 2009, the Tunisian government announced it had selected the consortium formed by France Telecom, Investec, and Divona Telecom, for the acquisition of its third fixed-line and mobile telephony license (2G and 3G). This global license will allow France Telecom and its partners to contribute to the development of the Internet in that country and offer the first 3G mobile telecommunications services in Tunisia under the Orange brand. The launch of commercial activities is set for early 2010. In the context of this award, France Telecom has undertaken to subscribe to a capital increase of Divona Telecom in the amount of 174 million Tunisian dinars (92 million euros as at June 30, 2009), which will enable it to hold 49% of the company’s capital. The remaining 51% will be held by Investec. In addition, France Telecom has undertaken to finance the six-year business plan filed as part of the competitive bid, up to its 49% share in the Divona Telecom’s capital. This commitment amounts to a maximum of 220 million dinars (116 million euros as at June 30, 2009) (see Note 8 to the consolidated financial statements).

•

In June 2009, France Telecom signed a contract for the sale of assets bearing on the Internet address (URL), the brand, and certain intellectual property agreements and rights of Alapage (a website specialized in the online sale of cultural products) such as that had, until then, been operated by France Telecom.

Bond issues

•

In January 2009, France Telecom made a one-billion-euro bond issuance maturing in 2014, bearing interest at 5%.

•

In February 2009, France Telecom made a 500-million-Swiss-franc bond issuance maturing in 2013, bearing interest at 3.375%.

•

In May 2009, France Telecom made a 750-million-pound-sterling bond issuance maturing in 2016, bearing interest at 5%.

•

In June 2009, France Telecom completed a 2.5-billion-US-dollar bond issuance in two tranches: a 1.25-billion-euro tranche maturing in 2014, bearing interest at 4.375% and a 1.25-billion-US-dollar tranche maturing in 2019, bearing interest at 5.375%. The funds were received in July 2009 (see Note 10 to the consolidated financial statements).

FIRST HALF 2009 FINANCIAL REPORT / FRANCE TELECOM - 27

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Dividends

•

At the May 26, 2009 Annual Shareholders’ Meeting, France Telecom shareholders decided on the payment of a dividend of 1.40 euros per share in respect of 2008. Given the 0.60 euro per share interim dividend paid on September 11, 2008 for a total amount of 1,563 million euros, the balance of dividend to be paid on June 30, 2009 was 0.80 euro per share, for a total amount of 2,091 million euros. This payment was made in cash for 1,553 million euros and in France Telecom shares for 538 million euros, since shareholders had the option to receive payment of 50% of the balance of the dividend, i.e. 0.40 euro per share, in France Telecom shares. (see Note 7 of the consolidated financial statements)

2.1.5 Information on trends and the main risks and uncertainties

The Group confirms its objective for stable organic cash-flow at the level achieved in 2008, at 8.0 billion euros (excluding potential acquisitions of new frequencies for mobile services).

The latest forecasts of the International Monetary Fund (IMF) show medium growth in Gross Domestic Product (GDP) on the scope of Group activity estimated to fall 2.6% in the second half of 2009 after falling 2.9% in the first half.

In the second half of 2009, the impact of regulatory measures on Group revenue should be twice that of the first half, taking into account the numerous falls in call termination rates that will take effect, notably in France (30% decrease), Poland (23% decrease), and Spain (11% decrease).

Excluding the impact of regulatory measures, activity should decline slightly in the second half of 2009, taking into account the change in GDP and consumer indicators on the Group’s scope of activity.

In order to continue to limit the drop of the EBITDA margin, and to meet more stringent regulatory measures, the action plans put in place in the first quarter of 2009 will continue their course, in particular:

•

In the reduction in spending

•

And the ramp-up of the Orange 2012 transformation plan

The ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues will see an increase in the second half of 2009 compared to the first half, due to the normal seasonality of investment spending, but the level of reduction initiatives will remain comparable to those of the first half.

Finally, the Group will continue in its efforts to decrease debt, with a net financial debt to EBITDA ratio of less than 2, in an effort to preserve its independence and its flexibility. The Group will maintain a distribution rate of 45% of organic cash-flow, all while maintaining strong liquidity.

The Board of Directors decided on July 29, 2009 to distribute an interim ordinary dividend for the current year, based on results from the first half of 2009. This payment will be for 0.60 euros per share, and will be paid on September 2, 2009. The ex-dividend date for the interim dividend is set for August 27, 2009, after market close.

2.2 ANALYSIS OF THE GROUP’S INCOME STATEMENT AND CAPITAL EXPENDITURES

2.2.1 From group revenues to EBITDA

	Half years ended June 30
(in millions of euros)	2009	2008 on a comparable basis(1)	2008 on a historical basis	Change (%) on a comparable basis(1)	Change (%) on a historical basis
Revenues	25,458	25,581	26,304	(0.5)%	(3.2)%
External purchases(2)	(11,082)	(10,859)	(11,263)	2.1%	(1.6)%
Other operating income and expenses(2)	(954)	(958)	(965)	(0.5)%	(1.1)%
Labour expenses(2)	(4,487)	(4,501)	(4,588)	(0.3)%	(2.2)%
Gains (losses) on disposal of assets	(18)	7	10	ns	ns
Restructuring costs	(118)	(201)	(202)	(41.3)%	(41.5)%
Share of profits (losses) of associates	22	(11)	(6)	ns	ns
EBITDA	8,821	9,058	9,290	(2.6)%	(5.0)%
In % of revenues	34.7%	35.4%	35.3%	-	-
(1) See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”. (2) See Section 2.5.6 “Financial Glossary”.

2.2.1.1 Revenues

	Half years ended June 30
REVENUES (in millions of euros)	2009	2008 on a comparable basis(1)	2008 on a historical basis	Change (%) on a comparable basis(1)	Change (%) on a historical basis
France	11,840	11,661	11,694	1.5%	1.2%
United Kingdom	2,541	2,609	3,008	(2.6)%	(15.5)%
Spain	1,920	2,017	2,017	(4.8)%	(4.8)%
Poland	1,900	2,023	2,594	(6.1)%	(26.7)%
Rest of the World	4,112	4,121	3,926	(0.2)%	4.7%
Enterprise	3,836	3,904	3,842	(1.7)%	(0.2)%
International Carrier & Shared Services	688	609	612	12.9%	12.3%
Eliminations	(1,379)	(1,363)	(1,389)	-	-
GROUP TOTAL	25,458	25,581	26,304	(0.5)%	(3.2)%
(1) See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”.

FIRST HALF 2009 FINANCIAL REPORT / FRANCE TELECOM - 28

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Change in revenues

France Telecom group revenues amounted to 25,458 million euros in the first half of 2009, down 3.2% on a historical basis and 0.5% on a comparable basis compared to the first half of 2008.

On a historical basis, the 3.2% decline between the first half of 2008 and the first half of 2009, a drop of 846 million, is due primarily to:

•

the negative effect of exchange rate fluctuations, i.e. 755 million euros year-on-year, essentially due to the depreciation of the Polish zloty (566 million euros) and the pound sterling (405 million euros) compared to the euro, partially offset by the appreciating US dollar (78 million euros) and the Egyptian pound (46 million euros) compared to the euro;

•

partially offset by the favorable impact of changes in the scope of consolidation and other changes, which stands at 32 million euros year-on-year. Changes in scope of consolidation and other changes primarily include consolidation of Telkom Kenya on October 1, 2008, further to its acquisition on December 21, 2007 (56 million euros), and, conversely, the sale of websites Topachat.com and Clust.com and their business on February 27, 2009 (19 million euros).

On a comparable basis, the decline in the Group’s revenues was limited to 0.5% between the first half of 2008 and the first half of 2009, a drop of 123 million euros. As announced, this change was still better than the average change in Gross Domestic Product (GDP) of the geographic segments corresponding to the Group’s scope of activity, which is estimated to have fallen 2.9% between the two half-years.

Between the first half of 2008 and the first half of 2009, the reduction in revenues, on a comparable basis, was especially marked in Poland (down 6.1%, i.e. 123 million euros) and Spain (down 4.8%, i.e. 97 million euros), mainly in mobile activities. The leveling-off of activity was less pronounced in the United Kingdom (down 2.6%, i.e. 68 million euros) and for Enterprise (down 1.7%, i.e. 68 million euros). In an ailing economy, these changes are partially offset i) by resilient business in France, revenues of which are up 1.5%, i.e. 179 million euros, due to dynamic mobile services, and ii) to a lesser extent, by the 12.9% or 79-million-euro increase in revenues from International Carrier & Shared Services, led largely by the growth in international transit services.

On a comparable basis, revenues from the Rest of the World were down 0.2%, i.e. 9 million euros, between the first half of 2008 and the first half of 2009. This change was tied to the substantial downturn in revenues in Eastern Europe (mainly in Romania, down 15.4%, i.e. 97 million euros), partially offset by the sustained growth in revenues in Egypt (up 11.1%, i.e. 50 million euros) and in many African countries.

Changes in the number of customers

On a historical basis, the number of France Telecom group customers for its controlled companies totaled 186 million customers at June 30, 2009, an increase of 6.6% over June 30, 2008. The number of additional customers between June 30, 2008 and June 30, 2009 was 11.5 million for the Group.

With 125.5 million customers at June 30, 2009, the number of mobile customers was up 9.7% over June 30, 2008, with an additional 11.1 million customers. The increase in the number of contracts customers remained sustained, with a 7.9% increase between June 30, 2008 and June 30, 2009. As of June 30, 2009, the number of contracts customers was 37.3% of the total number of mobile customers. The number of 3G mobile broadband customers has risen sharply, with 21.7 million customers at June 30, 2009, compared to 13.4 million at June 30, 2008, i.e. an increase of 61.7%.

The number of fixed-line customers was 46.4 million at June 30, 2009, down 0.5% from June 30, 2008 (i.e. 0.2 million fewer customers).

The number of ADSL broadband customers was rapidly growing, amounting to 13.3 million at June 30, 2009, compared to 12.4 million at June 30, 2008 i.e. a 7.1% increase. Multi-service ADSL offers continued to grow, with, in particular, digital TV (ADSL and satellite), with 2.7 million customers at June 30, 2009 i.e. an increase of 73.9% between June 30, 2008 and June 30, 2009. The growth in «Voice over IP» services was also substantial, with 7.1 million customers at June 30, 2009, up 25.4% between June 30, 2008 and June 30, 2009. In addition, the number of Liveboxes was 8.4 million at June 30, 3009 – in other words, 17.0% growth between June 30, 2008 and June 30, 2009.

On a comparable basis, the number of France Telecom group customers for controlled companies rose 6.3% between June 30, 2008 and June 30, 2009. Compared to June 30, 2008, the number of mobile and Internet customers was up 9.7% and 4.2%, respectively, at June 30, 2009, while the loss of traditional fixed-line customers was 1.5% over the same period.

2.2.1.2 Operating expenses

Operating expenses included in the EBITDA (referred to hereinafter as “OPEX”, see Section 2.5.6 “Financial Glossary”) amounted to 16,637 million euros in the first half of 2009. Compared to revenues, operating expenses included in the EBITDA determination rose 0.6 point higher than the first half of 2008 on a historical basis and by 0.7 point on a comparable basis, to 65.3% of revenues in the first half of 2009.

2.2.1.2.1 External purchases

External purchases (see Section 2.5.6 “Financial Glossary”) totaled 11,082 million euros in the first half of 2009, or 43.5% of revenues. Between the first half of 2008 and the first half of 2009, the ratio of external purchases to revenues rose by 0.7 point on a historical basis and 1.1 point on a comparable basis.

	Half years ended June 30
EXTERNAL PURCHASES(1) (in millions of euros)	2009	2008 on a comparable basis(2)	2008 on a historical basis	Change (%) on a comparable basis(1)	Change (%) on a historical basis
Commercial expenses and content purchases(1)	(3,909)	(3,817)	(3,995)	2.4%	(2.1)%
Service fees and inter-operator costs	(3,809)	(3,727)	(3,861)	2.2%	(1.3)%
Other network expenses and IT expenses(1)	(1,436)	(1,406)	(1,436)	2.2%	-
Other external purchases(1)	(1,928)	(1,909)	(1,971)	0.9%	(2.2)%
GROUP TOTAL	(11,082)	(10,859)	(11,263)	2.1%	(1.6)%
In % of revenues	43.5%	42.4%	42.8%	-	-
(1) See Section 2.5.6 “Financial Glossary”. (2) See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”.

On a historical basis, the 1.6% decline in external purchases, equaling 181 million euros between the first half of 2008 and the first half of 2009, included the favorable effect of foreign exchange fluctuations (412 million euros) and the positive impact of changes in the scope of consolidation and other changes (8 million euros).

On a comparable basis, external purchases increased by 2.1% between the first half of 2008 and the first half of 2009, an amount equal to 223 million euros. Year-on-year, this growth in purchases has resulted from:

•

the 2.4% (i.e. 92-million-euro) increase in commercial expenses and content purchases (see Section 2.5.6, “Financial Glossary”). The ratio of commercial expenses and content purchases compared to revenues is up 0.5 point year-on-year (15.4% in the first half of 2009 compared to 14.9% in the first half of 2008). This change is due to content purchases, specifically for the Orange sport and Orange cinéma séries TV channels, whose operations began during the second half-year 2008. Commercial expenses, meanwhile, are down along with business in general;

•

the 2.2% (i.e. 82 million euro) increase in service fees and inter-operator costs, reflecting in particular the growth in the mobile telephony business. Compared to revenues, service fees and inter-operator costs were up 0.4 point, going from 14.6% in the first half of 2008 to 15.0% in the second half-year 2009. This growth reflects i) the development of unlimited offers for voice and Short Messaging Service (SMS), specifically in France and Belgium; ii) partially offset by the downturn in usage in Spain and Poland, and by the drop in call termination prices;

•

the 2.2% (i.e. 30 million euro) increase in other network expenses and IT expenses (see Section 2.5.6, “Financial Glossary”). The share in revenues of other network charges and IT charges was 5.6% in the first half of 2009, i.e. an increase limited to 0.1 point compared to the first half of 2008. This change was due to the increase in outsourcing fees related to technical operation and maintenance, primarily i) in the Rest of the World, especially given the expenses for new operations in Africa, and ii) in France, notably with additional expenses incurred by the storm of January 2009 in the Southwest;

•

and by the 0.9% (i.e. 19 million euro) increase in other external purchases (see Section 2.5.6, “Financial Glossary”), which was largely due to the rise in real estate fees, essentially in Poland and the Rest of The World. The ratio of other external purchases to revenues rose by 0.1 point year-on-year to 7.6% in the first half of 2009.

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2.2.1.2.2 Other operating income and expenses

In the first half of 2009, other operating expenses (net of other operating income – see Section 2.5.6, “Financial Glossary”) amounted to 954 million euros, i.e. 3.7% of revenues. Between the first half of 2008 and the first half of 2009, other operating expenses (net of other operating income) fell by 1.1% on a historical basis and by 0.5% on a comparable basis.

On a historical basis, other operating expenses (net of other operating income) fell by 11 million euros. Year-on-year, this decline included the reducing factors of other operating expenses (net of other operating income), specifically i) the impact of 18 million euros’ worth of exchange rate fluctuations, ii) partially offset by the impact of the changes in scope of consolidation and other changes, i.e. 12 million euros.

On a comparable basis, the other operating expenses (net of other operating income) fell by 4 million euros between the first half of 2008 and the first half of 2009, with the increase in other operating expenses being more than offset by the increase in other operating income. Year-on-year, other operating expenses were up essentially because of the increase in taxes and fees, related primarily to i) the tax on services provided by electronic communications carriers becoming effective in France (audiovisual tax of 0.9% of revenues), and ii) the increase in business taxes. Conversely, the rise in other operating income between the first half of 2008 and the first half of 2009 included the increase in tax credits for research and training.

2.2.1.2.3 Labour Expenses

Between the first half of 2008 and the first half of 2009, labor expenses (see Section 2.5.6, “Financial Glossary”), compared to revenues, increased by a limit of 0.2 point on a historical basis, and are stable on a comparable basis, at 17.6% of revenues in the first half of 2009.

	Half years ended June 30
LABOUR EXPENSES(1) (in millions of euros)	2009	2008 on a comparable basis (2)	2008 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Wages and employee benefit expenses	(4,313)	(4,315)	(4,401)	(0.0)%	(2.0)%
Employee profit-sharing	(145)	(145)	(146)	(0.1)%	(0.3)%
Share-based compensation	(29)	(41)	(41)	(29.9)%	(30.2)%
GROUP TOTAL	(4,487)	(4,501)	(4,588)	(0.3)%	(2.2)%
In % of revenues	17.6%	17.6%	17.4%	-	-
(1) See Section 2.5.6 “Financial Glossary”. (2) See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”.

Wages and employee benefit expenses

	Half years ended June 30
WAGES AND EMPLOYEE BENEFIT EXPENSES	2009	2008 on a comparable basis (1)	2008 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Wages and employee benefit expenses(3)
France Telecom S.A.	(2,741)	(2,767)	(2,761)	(0.9)%	(0.8)%
Subsidiaries in France	(270)	(254)	(257)	6.3%	5.2%
International subsidiaries	(1,302)	(1,294)	(1,383)	0.7%	(5.8)%
GROUP TOTAL	(4,313)	(4,315)	(4,401)	(0.0)%	(2.0)%
Average number of employees (full‑time equivalents)(2)
France Telecom S.A.	90,876	94,020	93,946	(3.3)%	(3.3)%
Subsidiaries in France	7,668	7,564	7,614	1.4%	0.7%
International subsidiaries	81,489	81,406	78,812	0.1%	3.4%
GROUP TOTAL	180,033	182,990	180,372	(1.6)%	(0.2)%
Number of employees (active employees at end of period)(2)
France Telecom S.A.	93,489	96,673	96,599	(3.3)%	(3.2)%
Subsidiaries in France	7,788	7,692	7,753	1.2%	0.4%
International subsidiaries	82,621	83,834	80,750	(1.4)%	2.3%
GROUP TOTAL	183,898	188,199	185,102	(2.3)%	(0.7)%
(1) See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”. (2) See Section 2.5.6 “Financial Glossary”. (3) In millions of euros.

On a historical basis, labor expenses (wages and employee benefit expenses) fell by 2.0%, or 88 million euros, between the first half of 2008 and the first half of 2009 amounting to 4,313 million euros in the first half of 2009, compared to 4,401 million euros in the first half of 2008. Year-on-year, this decline in wages and employee benefit expenses points primarily to i) the effect of foreign exchange fluctuations (98 million euros), ii) partially offset by the impact of the changes in the scope of consolidation and other changes (12 million euros).

On a comparable basis, wages and employee benefit expenses were stable between the first half of 2008 and the first half of 2009 at 4,313 million euros in the first half of 2009. This stability in wages and employee benefit expenses is the result of i) a 1.7% increase for the change in the average unit cost, totally offset by ii) a 1.6% reduction for the volume effect, linked to the reduction in the average number of employees, (full-time equivalents, see Section 2.5.6, “Financial Glossary”), i.e. 2,957 fewer people, mainly in France and Poland, and iii) a 0.1% reduction for the structural effect, reflecting the difference between the average cost and the actual cost recorded for Group arrivals and departures.

Employee profit-sharing

On a historical basis as on a comparable basis, employee profit-sharing expenses were stable overall between the first half of 2008 and the first half of 2009, at 145 million euros in the first half of 2009.

Share-based compensation

Expenses for share-based compensation totaled 29 million euros in the first half of 2009, compared to 41 million euros in the first half of 2009 [sic] on a historical basis as on a comparable basis, i.e. a decline of 12 million euros.

2.2.1.2.4 Gains (losses) on disposal of assets

In the first half of 2009, the proceeds from sales of assets were a capital loss of 18 million euros, compared to a capital gain of 10 million euros in historical data (7 million euros on a comparable basis) in the first half of 2008.

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2.2.1.2.5 Restructuring costs

	Half years ended June 30
RESTRUCTURING COSTS (in millions of euros)	2009	2008 on a comparable basis (1)	2008 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Public service secondment costs in France	(28)	(43)	(43)	(34.9)%	(34.9)%
Other restructuring costs	(90)	(134)	(135)	(32.8)%	(33.3)%
France Telecom S.A.	(48)	(77)	(77)	(37.7)%	(37.7)%
Orange UK	(13)	(24)	(28)	(45.8)%	(53.6)%
FT España	-	(21)	(21)	-	-
Other	(29)	(12)	(9)	141.7%	ns
Early retirement plan in France	-	(24)	(24)	-	-
GROUP TOTAL	(118)	(201)	(202)	(41.3)%	(41.5)%
(1) See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”.

2.2.1.2.6 Share of profits (losses) of associates

	Half years ended June 30
SHARE OF PROFITS (LOSSES) OF ASSOCIATES (in millions of euros)	2009	2008 on a comparable basis (1)	2008 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Compagnie Européenne de Téléphonie (CET) (company that owns Photo Station and Photo Service)	(14)	(15)	(11)	(6.7)%	27.3%
Sonaecom (2)	39	4	4	ns	ns
Other	(3)	-	1	-	ns
GROUP TOTAL	22	(11)	(6)	NS	NS
(1) See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”. (2) In the first half of 2009, a reversal of depreciation at 36 million euros.

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2.2.1.3 EBITDA

The ratio of EBITDA to Group revenues was 34.7% in the first half of 2009, a decline compared to the first half of 2008 of 0.6 point on a historical basis and 0.7 point on a comparable basis.

	Half years ended June 30
EBITDA (in millions of euros)	2009	2008 on a comparable basis (1)	2008 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
France	4,913	4,958	4,975	(0.9)%	(1.2)%
United Kingdom	499	518	619	(3.6)%	(19.4)%
Spain	349	273	273	28.2%	28.2%
Poland	721	893	1,142	(19.2)%	(36.8)%
Rest of the World	1,677	1,738	1,674	(3.5)%	0.2%
Enterprise	781	789	726	(1.0)%	7.6%
International Carrier & Shared Services	(119)	(111)	(119)	(7.2)%	(1.4)%
GROUP TOTAL	8,821	9,058	9,290	(2.6)%	(5.0)%
In % of revenues	34.7%	35.4%	35.3%	-	-
(1) See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”.

On a historical basis, the France Telecom Group’s EBITDA was down 5.0% (469 million euros) compared to the first half of 2008, reaching 8.821 million euros in the first half of 2009. The decrease in EBITDA year-on-year is primarily a result of:

•

the negative effect of exchange rate fluctuations, i.e. 225 million euros, essentially due to the depreciation of the Polish zloty (250 million euros) and the pound sterling (93 million euros) compared to the euro, partially offset by the appreciating US dollar (40 million euros) and the Egyptian pound (20 million euros) compared to the euro;

•

and, to a lesser extent, the negative effect (7 million euros) of changes in the scope of consolidation and other changes.

On a comparable basis, the France Telecom’s group’s EBITDA decreased 2.6%, or 237 million euros, going from 9.058 million euros in the first half of 2008 to 8,821 million euros in the first half of 2009. Year-on-year, this decline was due primarily to:

•

the 0.5% drop in revenues (123 million euros), essentially because of declining business in Poland and Spain;

•

the 2.4% increase in commercial expenses and content purchases i.e. 92 million euros  tied to the increase in content purchases, specifically for the Orange sport and Orange cinéma séries TV channels, whose operations began during the second half of 2008;

•

the 2.2% increase in service fees and inter-operator costs i.e. 82 million euros reflecting the development in unlimited offers for voice and text messaging (SMS) services, particularly in France and Belgium;

•

The 2.2% increase in other network expenses and IT expenses i.e. 30 million euros for the increase in outsourcing fees relating to technical operation and management;

•

the 25 million euro decrease in proceeds from sales of assets;

•

partially offset by i) the 83 million euro decrease in restructuring costs, and ii) the 33 million euro improvement in the share of profits of associates, related essentially to the reversal of depreciation in Sonaecom securities, amounting to 36 million euros.

Between the first and the second quarters of 2009, continued actions to adapt the Group’s offers and cost structure to the development of the economic Short Messaging Service improved the ratio of EBITDA to Group revenues, with revenues rising from 33.9% in the first quarter of 2009 to 35.4% in the second quarter of 2009 i.e. an increase of 1.5 point.

2.2.2 From group EBITDA to the operating income

	Half years ended June 30
(in millions of euros)	2009	2008 on a comparable basis (1)	2008 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
EBITDA	8,821	9,058	9,290	(2.6)%	(5.0)%
Depreciation and amortization	(3,598)	(3,689)	(3,841)	(2.4)%	(6.3)%
Impairment of non-current assets	(14)	16	22	ns	ns
Operating income	5,209	5,385	5,471	(3.3)%	(4.8)%
(1) See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”.

FIRST HALF 2009 FINANCIAL REPORT / FRANCE TELECOM - 32

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Depreciation and amortization

	Half years ended June 30
DEPRECIATION AND AMORTIZATION (in millions of euros)	2009	2008 on a comparable basis (1)	2008 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
France	(1,098)	(1,204)	(1,205)	(8.9)%	(8.9)%
United Kingdom	(412)	(406)	(454)	1.5%	(9.3)%
Spain	(523)	(537)	(537)	(2.4)%	(2.4)%
Poland	(471)	(482)	(619)	(2.2)%	(23.7)%
Rest of the World	(599)	(623)	(591)	(3.9)%	1.4%
Enterprise	(178)	(180)	(178)	(0.8)%	0.1%
International Carrier & Shared Services	(317)	(257)	(257)	23.3%	23.4%
GROUP TOTAL	(3,598)	(3,689)	(3,841)	(2.4)%	(6.3)%
(1) See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”.

On a historical basis, depreciation and amortization declined 6.3% (243 million euros) between the first half of 2008 and the first half of 2009. Year-on-year, this decrease is primarily a result i) of the effect of foreign exchange fluctuations (162 million euros), ii) partially offset by changes in the scope of consolidation and other changes (9 million euros).

On a comparable basis, depreciation and amortization fell by 2.4% (i.e. 91 million euros) between the first half of 2008 and the first half of 2009, and amounted to 3,598 million euros in the first half of 2009. This decrease essentially reflected:

•

the end of amortization of some non-current assets related to fixed-line and mobile telephony in France between the first half of 2008 and the first half of 2009;

•

partially offset by the growing amortization of recent expenditures made in the area of International Carrier & Shared Services innovations (specifically, customer service platforms for new Voice on IP and TV technologies).

Impairment

In the first half of 2009, impairment of non-current assets amounted to 14 million euros, against income of 22 million euros on a historical basis (16 million euros on a comparable basis) in the first half of 2008. No impairment of goodwill was recorded in the Group’s income in the first half of 2009, much like the first half of 2008 (see Note 3 to the consolidated financial statements).

Operating income

On a historical basis, the France Telecom Group’s operating income totaled 5,209 million euros in the first half of 2009, compared to 5,471 million euros in the first half of 2008, representing a 4.8% (262 million euro) drop. Year-on-year, this decline includes reducing factors in operating income, specifically i) the impact of 69 million euros’ worth of exchange rate fluctuations, ii) as well as, to a lesser extent, the impact of the changes in scope of consolidation and other changes, i.e. 17 million euros.

On a comparable basis, the France Telecom Group’s operating income went from 5,385 million euros in the first half of 2008 to 5,209 million euros in the first half of 2009, a decrease of 3.3% (176 million euros), attributed to the drop in EBITDA (237 million euros) and, to a lesser extent, the increased impairment of non-current assets (30 million euros), partially offset by the drop in depreciation and amortizations (91 million euros).

2.2.3 From Group operating income to net income

	Half years ended June 30
(in millions of euros)	2009	2008 on a historical basis
Operating income	5,209	5,471
Interest expenses, net	(1,076)	(1,156)
Foreign exchange gains (losses)	(3)	4
Discounting expense	(58)	(57)
Financial costs, net	(1,137)	(1,209)
Income tax	(1,269)	(1,266)
Consolidated net income	2,803	2,996
Net income attributable to equity holders of France Telecom S.A.	2,559	2,675
Minority interests	244	321

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2.2.3.1 Financial costs, net

Income tax represented an expense of 1,137 million euros in the first half of 2009, compared to an expense of 1,209 million in the first half of 2008, making an increase of 72 million euros. Year-on-year, this improvement was the result of a sharp decline in net financial expenses, a positive impact of 80 million euros, partly counterbalanced by a slightly worse exchange rate (7 million euros) and the discounting effect (1 million euros). The changes in France Telecom Group’s net financial debt are described in Section 2.4.2, “Financial Debt”.

INDICATORS FOR INTEREST EXPENSES, NET

		Half years ended June 30
(in millions of euros)	2009	2008 on a historical basis	Change (%) on a historical basis
Interest expenses net	(1,076)	(1,156)	80
Net financial debt at end of period(1)	34,734	38,204	(3,470)
Average net financial debt outstanding over the period	33,019	34,927	(1,908)
Weighted average cost of net financial debt	6.61%	6.41%	-
(1) See Section 2.5.6 “Financial Glossary” and Note 6 to the consolidated financial statements.

The weighted average cost of net financial debt is calculated as the ratio of interest expenses, net, less exceptional and non-recurring items, to the average outstanding amount, calculated based on net financial debt adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

CHANGE IN INTEREST EXPENSES, NET

(in millions of euros)	Half years ended June 30
Interest expenses, net (historical basis) – first half of 2008	(1,156)
Decrease in average net financial debt outstanding over the period	61
Change in the fair value of the price guarantee given to the minority shareholders of FT España in the first half of 2008 (extinction of the price guarantee in the first half of 2009)(1)	44
Increase in weighted average cost of net financial debt	(33)
Other items	8
Interest expenses, net (historical basis) – first half of 2009	(1,076)
(1) See Notes 2, 6 and 8 to the consolidated financial statements.

2.2.3.2 Income tax

	Half years ended June 30
INCOME TAX (1) (in millions of euros)	2009	2008 on a historical basis
Current taxes	(373)	(360)
Deferred taxes	(896)	(906)
GROUP TOTAL	(1,269)	(1,266)
(1) See Note 4 to the consolidated financial statements.

Income tax represented an expense of 1,269 million euros in the first half of 2009, an amount materially identical to the expenses of the first half of 2008 (1,266 million euros). The French Tax Group recognized a deferred tax expense of 933 million euros in the first half of 2009, compared to an expense of 1,081 million euros in the first half of 2008. The current tax charge of the French Tax Group is zero in the first half of 2009 (it was 13 million euros in the first half of 2008).

2.2.3.3 Consolidated net income after tax

The France Telecom group’s consolidated net income totaled 2,803 million euros in the first half of 2009, compared to 2,996 million euros in the first half of 2008 i.e. a decline of 193 million euros. This is essentially due to the lowered operating income (262 million euros), partially offset by the improved financial income (72 million euros).

The share of minority interests amounted to 244 million euros in the first half of 2009, compared to 321 million euros in the first half of 2008. After taking the share of minority interests into account, the net income attributable to France Telecom S.A. shareholders went from 2,675 million euros in the first half of 2008 to 2,559 million euros in the first half of 2009, representing a decrease of 116 million euros.

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2.2.4 Group capital expenditures

	Half years ended June 30
(in millions of euros)	2009	2008 on a comparable basis (1)	2008 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Investments in property, plant & equipment and intangible assets(2)	2,540	-	3,482	-	(27.1)%
CAPEX	2,528	3,069	3,134	(17.6)%	(19.3)%
Telecommunication licenses	1	217	194	(99.4)%	(99.3)%
Investments financed through finance leases	11	-	154	-	92.9%
Financial investments(3)	1,394	-	174	-	ns

(1)

See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”.

(2)

See “Information by Operating Segment” in the consolidated financial statements.

(3)

See Section 2.5.6 “Financial Glossary”.

2.2.4.1 Capital expenditures on tangible and intangible assets excluding licenses

	Half years ended June 30
CAPEX (in millions of euros)	2009	2008 on a comparable basis (1)	2008 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
France	964	1,087	1,087	(11.3)%	(11.3)%
United Kingdom	159	164	189	(2.9)%	(15.8)%
Spain	182	247	247	(26.2)%	(26.2)%
Poland	201	273	350	(26.5)%	(42.6)%
Rest of the World	590	657	621	(10.2)%	(5.0)%
Enterprise	138	158	157	(12.4)%	(12.1)%
International Carrier & Shared Services	294	483	483	(39.2)%	(39.2)%
GROUP TOTAL	2,528	3,069	3,134	(17.6)%	(19.3)%
In % of revenues	9.9%	12.0%	11.9%	-	-
(1) See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”.

On a historical basis, capital expenditures on tangible and intangible assets excluding licenses of France Telecom Group fell 19.3% (606 million euros) between the first half of 2008 and the first half of 2009. Year-on-year, this decline includes the reducing factors of capital expenditures, specifically i) the effect of foreign exchange fluctuations (78 million euros), ii) partially offset by the impact of changes in scope of consolidation and other changes amounting to 13 million euros.

On a comparable basis, the decline in capital expenditures on tangible and intangible assets by the France Telecom group reached 17.6% (541 million euros) between the first half of 2008 and the first half of 2009. This decrease is a result of the specific transaction of technical installations in France carried out in the first half of 2008. This asset acquisition program with Foncière des Régions (FdR) amounted to 163 million euros in the first half of 2008 (see Note 8 to the consolidated financial statements). Not including specific transactions to buy back technical installations in France, the decrease in capital expenditures year-on-year represents 378 million euros and results essentially from:

•

the sharp decline in expenditure on networks in France (81 million euros), Poland (51 million euros), and Spain (43 million euros), where large expenditures had already been made in previous years, both in mobile network deployment and in broadband Internet development;

•

the 67 million euro reduction in expenditures in international subsidiaries in the Rest of the World. This decline, which affected Romania first and foremost (tied to the country’s economic slowdown), Senegal, and Madagascar (due to the country’s current geopolitical situation), was largely offset by capital expenditures made in the Group’s new operations, specifically in Uganda, Kenya, and Armenia;

•

and by the downturn in expenditures in the area of IT (43 million euros) customer-service platforms (43 million euros) and IT (30 million euros).

As a result, the ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues rose to 9.9% in the first half of 2009, from 11.9% on a historical basis and 12.0% on a comparable basis to the first half of 2008.

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2.2.4.2 Acquisition of telecommunication licenses

	Half years ended June 30
ACQUISITION OF TELECOMMUNICATION LICENSES (in millions of euros)	2009	2008 on a comparable basis (1)	2008 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Egypt(2)	-	214	192	-	-
Other	1	3	2	(47.7)%	(46.8)%
GROUP TOTAL	1	217	194	(99.4)%	(99.3)%

(1)

See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”.

(2)

Discounted amount of the first UMTS license frequency spectrum acquisition by MobiNil in Egypt (71.25% owned company). The acquisition of the second UMTS license frequency spectrum will take place in 2010.

2.2.4.3 Financial investments

Financial investments (see Section 2.5.6, “Financial Glossary,” and Note 2 to the consolidated financial statements) are set out in Section 2.4.1.3, “Net cash used in investing activities”.

2.3 ANALYSIS BY OPERATING SEGMENT

In order to reflect the changes in structure, whereby its integrated operator strategy and synergies are deployed on a country-by-country basis, the France Telecom group changed its internal reporting system as of January 1, 2009 from an analysis by business segment to an analysis based primarily on geographical breakdown (see Section 2 “H1 2009 Management Report”). There are seven operating segments:

•

the “France” operating segment covers personal (mobile telephone handsets and networks) and home (fixed-line telephony, internet services and carrier services) communication services in France;

•

the “United Kingdom” operating segment covers personal (mobile telephone handsets and networks) and home (fixed-line telephony and internet services) communication services in the United Kingdom;

•

the “Spain” operating segment covers personal (mobile telephone handsets and networks) and home (fixed-line telephony and internet services) communication services in Spain;

•

the “Poland” operating segment covers personal (mobile telephone handsets and networks) and home (fixed-line telephony, internet services and carrier services) communication services in Poland;

•

the “Rest of the World” operating segment covers personal (mobile telephone handsets and networks) and home (fixed-line telephony, internet services and carrier services) communication services outside France, the United Kingdom, Poland and Spain, namely Belgium, Botswana, Cameroon, Côte d’Ivoire, Egypt, Mauritius, Jordan, Kenya, Madagascar, Mali, Moldavia, Senegal, Dominican Republic, Romania, Slovakia and Switzerland;

•

the “Enterprise” operating segment covers communication solutions and services for businesses in France and worldwide;

•

the “International Carrier & Shared Services” operating segment (hereinafter referred to as “IO & SS”) covers i) the deployment of the international and long-distance network, installation and maintenance of submarine cables and sales and services to international carrier, and ii) shared services including the support and cross-divisional functions across the entire Group and the new growth drivers (Content, Health, Online Advertising). For the most part, shared services are rebilled to other operating segments through brand royalties, Group services and special, case-by-case rebilling.

See “Information by operating segment” in the consolidated financial statements and Note 1 to the consolidated financial statements.

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	Half years ended June 30
(in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enterprises	IC&SS	Eliminations	Total Group
2009
Revenues	11,840	2,541	1,920	1,900	4,112	3,836	688	(1,379)	25,458
• external	11,150	2,523	1,898	1,882	3,942	3,593	470	-	25,458
• inter business segment	690	18	22	18	170	243	218	(1,379)	-
External purchases	(4,425)	(1,696)	(1,373)	(857)	(1,915)	(2,322)	(1,625)	3,131	(11,082)
Other operating income	745	66	24	14	70	67	1,589	(2,288)	287
Other operating expenses	(886)	(196)	(128)	(73)	(228)	(83)	(183)	536	(1,241)
Labour expenses	(2,296)	(195)	(91)	(266)	(356)	(702)	(581)	-	(4,487)
Gains (losses) on disposal of assets	(6)	(1)	(3)	3	-	-	(11)	-	(18)
Restructuring costs	(44)	(20)	-	-	(6)	(15)	(33)	-	(118)
Share of profits (losses) of associates	(15)	-	-	-	-	-	37	-	22
EBITDA	4,913	499	349	721	1,677	781	(119)	-	8,821
Depreciation and amortization	(1,098)	(412)	(523)	(471)	(599)	(178)	(317)	-	(3,598)
Impairment of non-current assets	(3)	-	(1)	2	-	(8)	(4)	-	(14)
Operating income	3,812	87	(175)	252	1,078	595	(440)	-	5,209
CAPEX	964	159	182	201	590	138	294	-	2,528
Telecommunication licenses	-	-	-	-	1	-	-	-	1
Average number of employees	76,520	11,536	3,268	28,538	24,489	20,650	15,032	-	180,033
2008 – Data on a comparable basis(1)
Revenues	11,661	2,609	2,017	2,023	4,121	3,904	609	(1,363)	25,581
• external	10,952	2,582	1,988	2,007	3,971	3,684	397	-	25,581
• inter business segment	709	27	29	16	150	220	212	(1,363)	-
External purchases	(4,197)	(1,722)	(1,488)	(826)	(1,863)	(2,408)	(1,409)	3,054	(10,859)
Other operating income	755	5	1	25	41	80	1,535	(2,252)	190
Other operating expenses	(831)	(157)	(138)	(72)	(223)	(93)	(195)	561	(1,148)
Labour expenses	(2,359)	(193)	(94)	(269)	(329)	(690)	(567)	-	(4,501)
Gains (losses) on disposal of assets	(2)	-	(4)	10	1	1	1	-	7
Restructuring costs	(54)	(24)	(21)	2	(10)	(5)	(89)	-	(201)
Share of profits (losses) of associates	(15)	-	-	-	-	-	4	-	(11)
EBITDA	4,958	518	273	893	1,738	789	(111)	-	9,058
Depreciation and amortization	(1,204)	(406)	(537)	(482)	(623)	(180)	(257)	-	(3,689)
Impairment of non-current assets	-	-	2	20	-	(8)	2	-	16
Operating income	3,754	112	(262)	431	1,115	601	(366)	-	5,385
CAPEX	1,087	164	247	273	657	158	483	-	3,069
Telecommunication licenses	-	-	-	-	217	-	-	-	217
Average number of employees	79,257	11,013	3,643	29,598	24,025	20,117	15,337	-	182,990
2008 – Data on a historical basis
Revenues	11,694	3,008	2,017	2,594	3,926	3,842	612	(1,389)	26,304
• external	10,979	2,977	1,988	2,573	3,778	3,617	392	-	26,304
• inter business segment	715	31	29	21	148	225	220	(1,389)	-
External purchases	(4,249)	(1,975)	(1,489)	(1,060)	(1,772)	(2,388)	(1,437)	3,107	(11,263)
Other operating income	759	6	2	37	40	61	1,562	(2,265)	202
Other operating expenses	(833)	(169)	(138)	(93)	(206)	(93)	(182)	547	(1,167)
Labour expenses	(2,329)	(222)	(94)	(350)	(307)	(692)	(594)	-	(4,588)
Gains (losses) on disposal of assets	(2)	(1)	(4)	12	1	1	3	-	10
Restructuring costs	(54)	(28)	(21)	2	(8)	(5)	(88)	-	(202)
Share of profits (losses) of associates	(11)	-	-	-	-	-	5	-	(6)
EBITDA	4,975	619	273	1,142	1,674	726	(119)	-	9,290
Depreciation and amortization	(1,205)	(454)	(537)	(619)	(591)	(178)	(257)	-	(3,841)
Impairment of non-current assets	-	-	2	26	-	(8)	2	-	22
Operating income	3,770	165	(262)	549	1,083	540	(374)	-	5,471
CAPEX	1,087	189	247	350	621	157	483	-	3,134
Telecommunication licenses	-	-	-	-	194	-	-	-	194
Average number of employees	78,386	11,013	3,643	30,088	21,009	20,142	16,091	-	180,372
(1) See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”.

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2.3.1 France

	Half years ended June 30
FRANCE (in millions of euros)	2009	2008 comparable basis (1)	2008 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	11,840	11,661	11,694	1.5%	1.2%
EBITDA	4,913	4,958	4,975	(0.9)%	(1.2)%
EBITDA/Revenues	41.5%	42.5%	42.5%
Operating income	3,812	3,754	3,770	1.6%	1.1%
Operating income/Revenues	32.2%	32.2%	32.2%
CAPEX	964	1,087	1,087	(11.3)%	(11.3)%
CAPEX/Revenues	8.1%	9.3%	9.3%
Average number of employees	76,520	79,257	78,386	(3.5)%	(2.4)%
(1) See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”.

The “France” operating segment covers personal (mobile telephone handsets and networks) and home (fixed-line telephony, internet services and carrier services) communication services in France.

2.3.1.1 Revenues – France

On a historical basis, France revenues rose 1.2% between the first half of 2008 and the first half of 2009, amounting to 11,840 million euros.

On a comparable basis, France revenues increased by 1.5% between the two periods. This growth is due to the strength of the mobile and internet businesses which offset the decline in the switched telephone network.

Personal Communication Services in France

On a historical basis, Personal Communication Services revenues rose 6.3% between the first half of 2008 and the first half of 2009.

On a comparable basis, revenues at Personal Communication Services in France increased by 6.4% between the two periods. This growth is due:

•

to a large extent to the increase in the total number of customers, up 4% to 25.3 million customers at June 30, 2009, and to the higher proportion of contract customers in the overall customer base, accounting for 68.5% at June 30, 2009 compared to 66.5% a year earlier;

•

to the growth in personal services revenues (see Section 2.5.6 “Financial glossary”), linked to the strong development of “non-voice” services revenues (see Section 2.5.6 “Financial glossary”). In the first half of 2009, “non-voice” services revenues accounted for 24.5% of personal services revenues, compared to 20.5% in the first half of 2008;

•

to a lesser extent to the strong growth in equipment revenues (see Section 2.5.6 “Financial glossary”), partly attributable to the launch of the iPhone 3G.

Average usage per user, AUPU (see Section 2.5.6 “Financial glossary”), fell by 1.5% between June 30, 2008 and June 30, 2009.

Average annual revenues per user, ARPU (see Section 2.5.6 “Financial glossary”), rose by 1% between June 30, 2008 and June 30, 2009, mainly due to the growth of “non-voice” services.

Home Communication Services in France

On a historical basis, revenues at Home Communication Services in France fell by 1.8% between the first half of 2008 and the first half of 2009.

On a comparable basis, revenues at Home Communication Services in France dropped by 1.5% between the two periods to 7,073 million euros in the first half of 2009. This slight decrease is explained below via the three revenues components of Home Communication Services in France.

Consumer Services

On a comparable basis, the stable revenues from Consumer Services, totaling 4,387 million euros in the first half of 2009, were due to the steady decline of the Switched Telephone Network (STN) business offset by the rapid development of ADSL broadband services. The ARPU of Consumer fixed-line services (see Section 2.5.6 “Financial glossary”) rose sharply from 32.2 euros at June 30, 2008 to 33.6 euros at June 30, 2009. Growth in Consumer Services revenues between the first half of 2008 and the first half of 2009 stems from:

•

the 18.1% increase in revenues from Consumer on-line and Internet access services, related to the rapid development of ADSL broadband services: 10.2% growth in the number of Consumer customers for ADSL broadband usages, 18.1% increase in the number of leased Liveboxes, 26.9% rise in the number of “Voice over IP” service subscribers and 68.4% growth in the number of subscribers to “TV over ADSL”;

•

the 13.0% decreases in revenues from Consumer Calling services, mainly due i) to the decrease in the overall switched telephone traffic market (measured per interconnection), which has greatly accelerated since September 2005 as a result of the development of “Voice over IP” services, and ii) to the impact of rate reductions. This drop in revenues is correlated to the reduction in the total Switched Telephone Network (STN) traffic billed to France Telecom customers, which fell by 13.7% between the two periods;

•

the 9.0% reduction in revenues from Consumer Subscription fees, due to the development of full unbundling, the wholesale of subscriptions and the wholesale of naked ADSL access to third-party ISPs (Internet Service Providers), the revenues from which are included in “Carrier Services” revenues described below. The number of lines billed directly to customers through home telephone subscriptions or Pro contracts thus fell by 4.2% between June 30, 2008 and June 30, 2009.

Carrier Services

On a comparable basis, revenues from Carrier Services amounted to 2,323 million euros in the first half of 2009, down 0.7% between the first half of 2008 and the first half of 2009. This slight drop stemmed from the following factors:

•

a 3.4% decline in revenues from Other Carrier Services, due to the combined impact of the reduction in traffic and transmission fees on the France Telecom switched network;

•

this drop was in part offset by the 0.5% increase in revenues from Domestic Carrier Services, primarily thanks to the development of fully unbundled telephone lines, which offset the impact of the rate cuts between July 2008 and January 2009. This rise is essentially explained by i) the 6.7% growth in revenues from wholesale ADSL access to third-party Internet Service Providers as a result of increased sales of wholesale ADSL access services, ii) the 19.5% increase, i.e. 13 million euros, in wholesale telephone subscriptions following the expansion of installed base, despite subscription rate cuts effective as of January 1, 2009, and iii) the 8% rise in revenues, i.e. 33 million euros, from data services to carriers (leased lines and Turbo DSL services) mainly due to higher speeds on very high speed links, notably for the mobile network infrastructure. This was partially offset by the 17.4% drop in revenues from domestic interconnections due to the reduction in traffic volume and “voice” rates.

Other Home Communication Services

On a comparable basis, revenues from Other Consumer Services was down by 16.8% between the first half of 2008 and the first half of 2009 resulting from the 21% drop in public phone traffic and card services and the decline in the phone terminal leasing business (the number of leased terminals, excluding Liveboxes, fell by 15% in one year). Furthermore, the launch of free telephone assistance for internet customers as of June 1, 2008 and the discontinuation of the e-business also contributed to the decline in revenues between the two periods.

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2.3.1.2 EBITDA – France

On a historical basis, EBITDA in France fell by 1.2% between the first half of 2008 and the first half of 2009.

On a comparable basis, EBITDA in France was down 0.9% between the two periods, representing 46 million euros. This difference is primarily due to:

•

the 158 million euro increase in commercial expenses and content purchases, which breaks down into i) 123 million euros for content purchases and related taxes and ii) 35 million euros for commercial expenses linked to higher mobile handset purchases, notably including the cost of purchasing the iPhone 3G, on the market since July 2008;

•

the 64 million euro rise in service fees and inter-operator costs on the back of increased SMS traffic to third-party operators relating to increased usage through the integration of unlimited offers into Orange mobile contracts;

•

the 42 million euro hike in taxes, mainly resulting from the introduction of the audiovisual tax.

•

the 21 million euro rise in outsourcing fees relating to technical operation and maintenance primarily stemmed from the intervention costs following the storms in late 2008 and early 2009 in the southwest of France.

These increases in expenses were partially offset by i) 179 million euro growth in revenues, ii) the 62 million euro drop in labour expenses due to staff cuts and iii) reduced advertising spending.

2.3.1.3 Operating income – France

On a historical basis, operating income fell slightly between the two periods, amounting to 3,812 million euros for the first half of 2009.

On a comparable basis, operating income for France grew by 1.6% between the two periods. The decrease in depreciation and amortization between the first half of 2008 and the first half of 2009, essentially relating to mobile businesses, more than offset the decline in EBITDA.

2.3.1.4 Capital expenditures on tangible and intangible assets excluding licenses – France

On both historical and comparable basis, capital expenditures on tangible and intangible assets excluding licenses in France fell by 11.3%, amounting to 964 million euros in the first half of 2009, as against 1,087 million euros in the first half of 2008. This drop is essentially explained by the reduction in capacity investments, in particular on the mobile, ADSL broadband and fiber-optic networks. However, traditional investments in the fixed network rose slightly following the storms in late 2008 and early 2009 and growth in the access market.

2.3.2 United Kingdom

	Half years ended June 30
UNITED KINGDOM (in millions of euros)	2009	2008 comparable basis (1)	2008 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	2,541	2,609	3,008	(2.6)%	(15.5)%
EBITDA	499	518	619	(3.6)%	(19.4)%
EBITDA/Revenues	19.6%	19.8%	20.6%
Operating income	87	112	165	(22.2)%	(47.3)%
Operating income/Revenues	3.4%	4.3%	5.5%
CAPEX	159	164	189	(2.9)%	(15.8)%
CAPEX/Revenues	6.3%	6.3%	6.3%
Average number of employees	11,536	11,013	11,013	4.8%	4.8%
(1) See Section 2.5.1 “Transition from data on an historical basis to data on a comparable basis”.

The “United Kingdom” operating segment encompasses Personal Communication Services (mobile telephony) and Home Communication Services (fixed-line telephony and Internet services) in the United Kingdom.

2.3.2.1 Revenues – United Kingdom

On a historical basis, revenues in the United Kingdom amounted to 2,541 million euros in the first half of 2009, down 15.5% on the first half of 2008. This fall-off was mainly due to the negative impact of 399 million euros in foreign exchange fluctuations between the two periods.

On a comparable basis, revenues in the United Kingdom were down 2.6% between the two periods, whereas the economy fell into recession and United Kingdom GNP registered a drop of 4.1% between the two periods.

Personal Communication Services in the United Kingdom

On a historical basis, revenues from Personal Communication Services in the United Kingdom amounted to 2,451 million euros in the first half of 2009, down 14.9% on the first half of 2008. This reduction notably stemmed from the negative impact of 382 million euros in foreign exchange fluctuations between the two six-month periods.

On a comparable basis, revenues from Personal Communication Services in the United Kingdom were down 1.9% between the two periods. Excluding the effect of the cut in call termination prices and roaming rates, revenues would have grown by 0.7% between the first half of 2008 and the first half of 2009. This growth was due to:

•

the 0.6% increase in the total number of customers, with 15.9 million customers as of June 30, 2009 compared to 15.8 million customers as of June 30, 2008. This increase was driven by the 10.1% rise in the number of contract customers, which accounted for 40.6% of the overall subscriber base as of June 30, 2009;

•

and the sharp growth in “non-voice” service revenues, generated by the increase in text message (SMS) usage and higher data traffic. “Non-voice” service revenues accounted for 25.0% of personal service revenues in the first half of 2009 compared to 23.1% in the first half of 2008.

Home Communication Services in the United Kingdom

On a historical basis, revenues from Home Communication Services in the United Kingdom amounted to 120 million euros in the first half of 2009, down 28.0% on the first half of 2008. This decline was notably due to the negative impact of 22 million euros in foreign exchange fluctuations.

On a comparable basis, revenues from Home Communication Services in the United Kingdom dropped 16.9% between the two periods, as a result of the fall-off in the number of broadband Internet customers, down from 1,063 thousand at June 30, 2008 to 954 thousand at June 30, 2009.

2.3.2.2 EBITDA – United Kingdom

On a historical basis, EBITDA in the United Kingdom amounted to 499 million euros in the first half of 2009, down 19.4% on the same period the previous year, as a result primarily of the negative impact of 101 million euros in foreign exchange fluctuations.

On a comparable basis, EBITDA in the United Kingdom was down 3.6% (19 million euros). The reduction in EBITDA in the United Kingdom was mainly due to the fall-off in revenues due to increased regulatory pressures, partly offset by lower overheads and commercial expenses thanks to the increased use of direct distribution.

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2.3.2.3 Operating income – United Kingdom

On a historical basis, operating income in the United Kingdom amounted to 87 million euros in the first half of 2009 compared to 165 million euros in the first half of 2008, representing a fall of 78 million euros, mainly due to the negative impact of 53 million euros in foreign exchange fluctuations between the two periods.

On a comparable basis, operating income in the United Kingdom was down 22.2% between the first half of 2008 and the first half of 2009.

2.3.2.4 Capital expenditures on tangible and intangible assets excluding licenses – United Kingdom

On a historical basis, capital expenditures on tangible and intangible assets excluding licenses in the United Kingdom were down 15.8% between the two periods to 159 million euros in the first half of 2009. This decline was mainly due to the 25 million euro impact of foreign exchange fluctuations.

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses in the United Kingdom were down 2.9% between the first half of 2008 and the first half of 2009 as a result of the scaling back of capital expenditures in line with the plan to cut and optimize capital expenditures to reflect the decrease in the activity. This reduction was partly offset by the rise in capital expenditures on equipment designed to improve traffic management on the mobile network.

2.3.3 Spain

	Half years ended June 30
SPAIN (in millions of euros)	2009	2008 comparable basis (1)	2008 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	1,920	2,017	2,017	(4.8)%	(4.8)%
EBITDA	349	273	273	28.2%	28.2%
EBITDA/Revenues	18.2%	13.5%	13.5%
Operating income	(175)	(262)	(262)	33.3%	33.3%
Operating income/Revenues	(9.1)%	(13.0)%	(13.0)%
CAPEX	182	247	247	(26.2)%	(26.2)%
CAPEX/Revenues	9.5%	12.3%	12.3%
Average number of employees	3,268	3,643	3,643	(10.3)%	(10.3)%
(1) See Section 2.5.1 “Transition from data on an historical basis to data on a comparable basis”.

The “Spain” operating segment encompasses Personal Communication Services (mobile telephony) and Home Communication Services (fixed-line telephony and Internet services) in Spain.

2.3.3.1 Revenues – Spain

On both historical and comparable basis, revenues in Spain amounted to 1,920 million euros in the first half of 2009, down 4.8% on the first half of 2008.

Personal Communication Services in Spain

On both historical and comparable basis, revenues from Personal Communication Services in Spain amounted to 1,578 million euros in the first half of 2009, down 5.5% on the first half of 2008. This decrease was due to the 7.3% decline in the ARPU on the back of rate cuts due to heightened competitive pressures and the negative impact of the cut in call termination prices, which were not offset by the 2.6% increase in the number of customers to 11.5 million as of June 30, 2009. The increase in the number of customers was driven by the 4.4% increase in the number of contract customers. Contract customers accounted for 56.6% of the overall subscriber base as of June 30, 2009 compared to 55.7% as of June 30, 2008.

Average usage per user (AUPU) stood at 149 minutes as of June 30, 2009 compared to 144 minutes as of June 30, 2008.

Home Communication Services in Spain

On a comparable basis, revenues from Home Communication Services in Spain declined by 1.6% (1.5% on a historical basis) to 342 million euros in the first half of 2009. This decline stemmed from the lower revenues from enterprise services and from the wholesale business, which were only partly offset by the higher broadband revenues. The roughly 1% rise in broadband revenues was notably due to the 5.0% increase in ARPU from broadband primarily as a result of the expanded portfolio of service offerings.

2.3.3.2 EBITDA – Spain

On both historical and comparable basis, EBITDA in Spain amounted to 349 million euros in the first half of 2009, up 28.2% on the first half of 2008. This 77 million euro improvement was mainly due to i) the 65 million euro reduction in service fees and inter-operator costs, stemming from the development of unbundling and the cut in call termination prices, ii) the 45 million euro fall in commercial expenses notably due to lower mobile customer acquisition costs, and iii) the 21 million euro reduction in restructuring costs. These positives were partly offset by the 97 million euro fall-off in revenues.

2.3.3.3 Operating income – Spain

On both historical and comparable basis, operating income in Spain was up 33.3% between the two periods, primarily on the back of the higher EBITDA, and, to a lesser extent, the lower depreciation and amortization.

2.3.3.4 Capital expenditures on tangible and intangible assets excluding licenses – Spain

On both historical and comparable basis, capital expenditures on tangible and intangible assets excluding licenses were down 65 million euros on the first half of 2008 to 182 million euros in the first half of 2009, on the back of the plan to optimize capital expenditures.

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2.3.4 Poland

	Half years ended June 30
POLAND (in millions of euros)	2009	2008 comparable basis (1)	2008 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	1,900	2,023	2,594	(6.1)%	(26.7)%
EBITDA	721	893	1,142	(19.2)%	(36.8)%
EBITDA/Revenues	38.0%	44.1%	44.0%
Operating income	252	431	549	(41.5)%	(54.1)%
Operating income/Revenues	13.3%	21.3%	21.2%
CAPEX	201	273	350	(26.5)%	(42.6)%
CAPEX/Revenues	10.6%	13.5%	13.5%
Average number of employees	28,538	29,598	30,088	(3.6)%	(5.2)%
(1) See Section 2.5.1 “Transition from data on an historical basis to data on a comparable basis”.

The “Poland” operating segment encompasses Personal Communication Services (mobile telephony) and Home Communication Services (fixed-line telephony, Internet services and services to operators) in Poland.

2.3.4.1 Revenues – Poland

On a historical basis, revenues in Poland amounted to 1,900 million euros in the first half of 2009, down 26.7% on the first half of 2008. This reduction was mainly due to the negative impact of 570 million euros in foreign exchange fluctuations between the two periods.

On a comparable basis, revenues in Poland were down 6.1% between the first half of 2008 and the first half of 2009.

Personal Communication Services in Poland

On a historical basis, revenues from Personal Communication Services in Poland amounted to 884 million euros in the first half of 2009, down 27.0% on the first half of 2008. This reduction was notably due to the negative impact of 266 million euros in foreign exchange fluctuations.

On a comparable basis, revenues from Personal Communication Services in Poland fell 6.5% between the two periods. Excluding the effect of the cut in call termination prices and roaming rates, revenues would have risen by 0.7% between the first half of 2008 and the first half of 2009. This improvement mainly stemmed from:

•

the 10.9% growth in the number of contract customers at Personal Communication Services in Poland, which stood at 6.450 million customers at June 30, 2009, representing in excess of 636 thousand additional customers between the two periods. Contract customers accounted for 46.9% of the overall subscriber base at June 30, 2009 compared to 41.8% at June 30, 2008. The 0.9% reduction in the total number of customers reflects the lower number of prepaid customers compared to June 30, 2008, following the final phase of the rationalization of the inactive prepaid customer base. The number of prepaid customers at Personal Communication Services in Poland thus fell by 767 thousand between June 30, 2008 and June 30, 2009;

•

the 19.2% increase in the AUPU, which amounted to 124 minutes, driven by the new unlimited offers.

Conversely, the 3.2% decrease in the ARPU between June 30, 2008 and June 30, 2009 was mainly due to the fall in the price of outgoing traffic following the launch of new unlimited offers and the cut in call termination prices (cut of 15% in June 2008 and of 36% in March 2009).

Home Communication Services in Poland

On a historical basis, revenues at Home Communication Services in Poland were down 24.0% between the two six-month periods and amounted to 1,138 million euros in the first half of 2009. This fall was notably due to the negative impact of 329 million euros in foreign exchange fluctuations.

On a comparable basis, revenues from Home Communication Services in Poland declined 2.5% between the two periods, notably due to the 16.6% fall in “voice” revenues as a result of:

•

the reduction in the number of fixed-line telephony customers, representing some 941 thousand fewer customers as a result of the switch from fixed-line to mobile and the migration of customers to wholesale offerings (increase of 356 thousand customers) with a negative impact on pricing;

•

the almost 34% reduction in consumer fixed-line to mobile call prices, following two cuts in call termination prices (cut of 15% in June 2008 and of 36% in March 2009);

•

and the decrease in voice traffic market share to 76.4% at June 30, 2009, namely a 1.9 point fall compared to June 30, 2008.

The above effects are partly offset by the higher revenues from growing services such as broadband Internet access and data transmission. On a comparable basis, revenues from broadband Internet access were up 8.7% between the first half of 2008 and the first half of 2009 driven, firstly, by the 6.8% rise in the number of broadband Internet customers (namely 144 thousand additional customers over the period) and, secondly, by the increase in the ARPU spurred on by the migration of customers to faster broadband. Lastly, wholesale revenues were up 39.3% to 160 million euros in the first half of 2009, due to the higher number of wholesale line subscriptions.

2.3.4.2 EBITDA – Poland

On a historical basis, EBITDA in Poland was down 36.8% to 721 million euros in the first half of 2009. This reduction was largely due to the negative impact of 251 million euros in foreign exchange fluctuations between the two periods.

On a comparable basis, EBITDA in Poland was down 19.2% between the two six-month periods (a reduction of 171 million euros) due to i) the 123 million euro fall in revenues, ii) the 16 million euro increase in real estate fees, following the sale of properties currently being leased and the increase in energy prices in Poland, and iii) the 14 million euro rise in commercial expenses as a result of the higher number of mobile contract customers.

2.3.4.3 Operating income – Poland

On a historical basis, operating income in Poland was down 54.1% to 252 million euros in the first half of 2009, compared to 549 million euros in the first half of 2008. This reduction was partly due to the negative impact of 120 million euros in foreign exchange fluctuations between the two six-month periods.

On a comparable basis, operating income in Poland was down 41.5% between the first half of 2008 and the first half of 2009 as a result of the lower EBITDA. Depreciation and amortization were down 2.2% between the two periods.

2.3.4.4 Capital expenditures on tangible and intangible assets excluding licenses – Poland

On a historical basis, capital expenditures on tangible and intangible assets excluding licenses in Poland were down 42.6% on the first half of 2008 to 201 million euros in the first half of 2009. This reduction was in half due to the 77 million euro impact of foreign exchange fluctuations between the two six-month periods.

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On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses in Poland were down 26.5% between the two periods as a result of the plan to cut and optimize capital expenditures in light of the difficult economic climate. The cutback in capital expenditures on the network and infrastructure was partly offset by higher capital expenditures on customer relationship management (CRM) applications.

2.3.5 Rest of the World

	Half years ended June 30
REST OF THE WORLD (in millions of euros)	2009	2008 comparable basis (1)	2008 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	4,112	4,121	3,926	(0.2)%	4.7%
EBITDA	1,677	1,738	1,674	(3.5)%	0.2%
EBITDA/Revenues	40.8%	42.2%	42.6%
Operating income	1,078	1,115	1,083	(3.4)%	(0.5)%
Operating income/Revenues	26.2%	27.1%	27.6%
CAPEX	590	657	621	(10.2)%	(5.0)%
CAPEX/Revenues	14.3%	16.0%	15.8%
Average number of employees	24,489	24,025	21,009	1.9%	16.6%
(1) See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”.

The “Rest of the World” operating segment encompasses Personal Communication Services (mobile telephony) and Home Communication Services (fixed-line telephony, Internet services and services to operators) outside France, United Kingdom, Poland and Spain, namely primarily in Belgium, Botswana, Cameroon, Ivory Coast, Egypt, Mauritius, Jordan, Kenya, Madagascar, Mali, Moldova, Senegal, Dominican Republic, Romania, Slovakia and Switzerland.

2.3.5.1 Revenues – Rest of the World

On a historical basis, revenues from the Rest of the World amounted to 4,112 million euros in the first half of 2009, up 4.7% on the first half of 2008. This increase was basically due to i) the favorable impact of 148 million euros in foreign exchange fluctuations, and ii) the positive 47 million euro impact of changes in the scope of consolidation and other changes, primarily due to the consolidation of Telkom Kenya on October 1, 2008 following its acquisition on December 21, 2007.

On a comparable basis, revenues from the Rest of the World were overall unchanged between the two periods. This virtual stability stemmed from the fall in revenues in Romania (97 million euros) on the back of the impact of the price cut at the end of 2008, offset i) by the higher revenues in Egypt (50 million euros) driven by the growth in the number of customers to 16.3 million as of June 30, 2009, ii) the higher revenues in Mali (13 million euros) on the back of the higher number of mobile customers, which stood at 3.1 million as of June 30, 2009, representing an increase of 31.5%, and iii) the higher revenues in Moldova (10 million euros) resulting from the 230 thousand additional customers between June 30, 2008 and June 30, 2009, namely 18.0%.

2.3.5.2 EBITDA – Rest of the World

On a historical basis, EBITDA from the Rest of the World amounted to 1,677 million euros in the first half of 2009, up 0.2% on the first half of 2008. This increase notably stemmed from the positive 65 million euro impact of foreign exchange fluctuations, primarily due to the strengthening of the Egyptian pound and of the Jordanian dinar against the euro.

On a comparable basis, EBITDA from the Rest of the World was down 3.5% between the two periods. This 62 million euro fall between the first half of 2008 and the first half of 2009 was mainly due to i) the 60 million euro lower EBITDA in Romania on the back of the fall-off in revenues, and ii) the 22 million euro lower EBITDA in Belgium as a result of the increase in interconnection fees offsetting the higher revenues. This decline was partly offset by the 44 million euro increase in EBITDA in Egypt in line with the higher revenues there.

2.3.5.3 Operating income – Rest of the World

On a historical basis, operating income from the Rest of the World was down 0.5% to 1,077 million euros in the first half of 2009, compared to 1,083 million euros in the first half of 2008.

On a comparable basis, operating income from the Rest of the World was down 3.4% between the two periods. This decline was mainly due to the fall in EBITDA, partly offset by the lower depreciation and amortization, which represented 24 million euros between the first half of 2008 and the first half of 2009.

2.3.5.4 Capital expenditures on tangible and intangible assets excluding licenses – Rest of the World

On a historical basis, capital expenditures on tangible and intangible assets excluding licenses in the Rest of the World were down 5.0% between the two periods to 590 million euros in the first half of 2009 compared to 621 million euros in the first half of 2008. This reduction included factors increasing capital expenditures, in particular i) the impact of foreign exchange fluctuations (24 million euros), mainly linked to the rise in the value of the Egyptian pound and the Dominican peso against the euro, and ii) the effect of changes in the scope of consolidation and other changes (12 million euros), due to the consolidation of Telkom Kenya on October 1, 2008 following its acquisition on December 21, 2007.

On a comparable basis, the 10.2% cut in capital expenditures on tangible and intangible assets excluding licenses in the Rest of the World between the first half of 2008 and the first half of 2009 (a reduction of 67 million euros) was mainly due to i) the control of capital expenditures on the expansion of network coverage and the roll-out of the 3G network in mature markets, ii) the cut in capital expenditures on customer service platforms, notably in Egypt, iii) partly offset by capital expenditures on new operations, notably in Africa.

2.3.6 Enterprise

	Half years ended June 30
ENTERPRISES (in millions of euros)	2009	2008 comparable basis (1)	2008 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	3,836	3,904	3,842	(1.7)%	(0.2)%
EBITDA	781	789	726	(1.0)%	7.6%
EBITDA/Revenues	20.4%	20.2%	18.9%
Operating income	595	601	540	(1.0)%	10.2%
Operating income/Revenues	15.5%	15.4%	14.1%
CAPEX	138	158	157	(12.4)%	(12.1)%
CAPEX/Revenues	3.6%	4.0%	4.1%
Average number of employees	20,650	20,117	20,142	2.6%	2.5%
(1) See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”.

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The “Enterprise” operating segment encompasses the communications solutions and services for businesses in France and worldwide.

2.3.6.1 Revenues – Enterprise

On a historical basis, Enterprise revenues amounted to 3,836 million euros in the first half of 2009, down a very modest 0.2% on the first half of 2008. This change reflects the lower sales given the more difficult economic climate, partly offset by the positive effect of the 58 million euros in foreign exchange fluctuations between the two periods, and, to a lesser extent, by the positive impact of changes in the scope of consolidation and other changes.

On a comparable basis, Enterprise revenues in the first half of 2009 were down 1.7% on the first half of 2008 (a fall of 68 million euros).

Fixed-Line Telephony and Traditional Data Services

On a comparable basis, the 6.5% decline in revenues from Fixed-Line Telephony and Traditional Data Services compared to the first half of 2008, notably stemmed from the more marked slowdown in fixed-line telephony in the second quarter.

The 5.9% fall in revenues from traditional Fixed-Line Telephony between the two six-month periods was due to i) the 8.8% fall in the volume of Enterprise calling services (downward trend in the fixed-line telephony market measured in terms of interconnection and corrected for seasonal variation), ii) the marked slowdown in revenues of customer relations services (call centers) as a result of the passing of the French Economic Modernization Act, and iii) the lower voice access revenues due to the 4.7% fall in the number of telephone lines between the two periods, reflecting a rationalization by clients in what is a more challenging environment.

At the same time, revenues from Traditional Data Services were down 8.2% on the first half of 2008. The slowdown in corporate network migration to more modern technologies seen in 2008 continued in the first half of 2009, following significant levels of switchovers in previous years. This slowdown reflects greater reticence by customers that have not yet made this technological leap.

Enhanced network services

On a comparable basis, the 4.9% rise in revenues from Enhanced network services between the first half of 2008 and the first half of 2009 was mainly due to the 4.4% growth in revenues from IP network services, which slowed down in the second quarter. This trend reflects a slowdown in the pace of growth in IP-VPN access that partly offset the increase in speeds and the development of value-added services. In parallel, VoIP services (access and traffic) continued their sustained growth and the solid growth in revenues from enhanced infrastructure services reflects the development of fast broadband services such as MAN Ethernet and Ethernet LINK.

Integration and outsourcing of critical communication applications

On a comparable basis, the 5.9% rise in revenues from the Integration and outsourcing of critical communication applications between the first half of 2008 and the first half of 2009 was ahead of that of the services market. Growth has been underpinned by the offering positioning against a background of market turbulence and of reduced visibility, although the lower revenues growth in the second quarter reflected the postponement of customer projects and the discontinuation of certain contracts deemed non-profitable.

Other Business services

On a comparable basis, the 8.8% decrease in revenues from Other Business services between the first half of 2008 and the first half of 2009 stemmed from lower sales of network equipment, on the back of the economic slowdown in particular in emerging markets and the slowdown in the trading room equipment market. The broadcasting business continued to grow.

2.3.6.2 EBITDA – Enterprise

On a historical basis, Enterprise EBITDA amounted to 781 million euros in the first half of 2009, up 7.6% on the first half of 2008, stemming from the favorable 55 million euro impact of foreign exchange fluctuations between the two periods.

On a comparable basis, Enterprise EBITDA was down 1.0% between the two six-month periods. The ratio of EBITDA to revenues, which stood at 20.4% in the first half of 2009, was up 0.2 point on the first half of 2008. This improvement reflects adjustments in operating costs in line with the slowdown in sales and the improvement in margins of services, offsetting the impact of the transformation (IP solutions, growing service component).

2.3.6.3 Operating income – Enterprise

On a historical basis, Enterprise operating income amounted to 595 million euros in the first half of 2009, up 10.2% on the first half of 2008, on the back of the favorable 55 million euro impact of foreign exchange fluctuations between the two periods.

On a comparable basis, Enterprise operating income in the first half of 2009 was down 1.0% on the first half of 2008 as a result of the lower EBITDA. Enterprise depreciation and amortization were unchanged overall between the two periods.

2.3.6.4 Capital expenditures on tangible and intangible assets excluding licenses – Enterprise

On a historical basis, Enterprise capital expenditures on tangible and intangible assets excluding licenses were down 12.1% between the two periods to 138 million euros in the first half of 2009.

On a comparable basis, Enterprise capital expenditures on tangible and intangible assets excluding licenses were down 12.4% between the first half of 2008 and the first half of 2009. Capital expenditures in the first half of 2008 were primarily on connectivity and the ongoing development of the services business. The decline compared to the first half of 2008 was first and foremost due to a more selective investment policy as well as the slowdown in the services business.

2.3.7 International Carrier & Shared Services

	Half years ended June 30
INTERNATIONAL OPERATORS & SHARED SERVICES (in millions of euros)	2009	2008 comparable basis (1)	200 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	688	609	612	12.9%	12.3%
EBITDA	(119)	(111)	(119)	(7.2)%	(1.4)%
EBITDA/Revenues	(17.3)%	(18.2)%	(19.2)%
Operating income	(440)	(366)	(374)	(20.2)%	(17.6)%
Operating income/Revenues	(63.9)%	(60.1)%	(61.0)%
CAPEX	294	483	483	(39.2)%	(39.2)%
CAPEX/Revenues	42.7%	79.3%	78.8%
Average number of employees	15,032	15,337	16,091	(2.0)%	(6.6)%
(1) See Section 2.5.1 “Transition from data on an historical basis to data on a comparable basis”.

The “International Carrier & Shared Services” operating segment (hereinafter referred to as “IC & SS”) covers i) the deployment of the international and long-distance network, installation and maintenance of submarine cables and sales and services to international carrier, and ii) shared services including the support and cross-divisional functions across the entire Group and the new growth drivers (Content, Health, Online Advertising). For the most part, shared services are rebilled to other operating segments through brand royalties, Group services and special, case-by-case rebilling.

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2.3.7.1 Revenues – International Carrier & Shared Services

On a historical basis, revenues from International Carrier & Shared Services were up 12.3% to 688 million euros, 470 million euros of which were non-Group.

On a comparable basis, revenues from International Carrier & Shared Services were up 12.9% between the first half of 2008 and the first half of 2009 (an increase of 79 million euros). This growth mainly reflects the performance of the international operator services business and, to a lesser extent, the higher revenues from the Group’s new growth businesses.

Revenues from International operators, which amounted to 605 million euros in the first half of 2009, were up between the two six-month periods. This growth was driven by the 14% increase in transit traffic to international mobile destinations and by the 35% growth in the submarine cable laying and maintenance business.

The higher revenues from Shared services was driven by the new cinema co-production business at the Studio 37 subsidiary and by the Gaming business.

2.3.7.2 EBITDA – International Carrier & Shared Services

On a historical basis, EBITDA from International Carrier & Shared Services was minus 119 million euros, unchanged between the two periods.

On a comparable basis, EBITDA from International Carrier & Shared Services was down 8 million euros. The reduction of the EBITDA was notably due to the higher content expenses following the launch of the Orange sport channels in August 2008 and the Orange cinema series in November 2008 partly offset by i) higher revenues, ii) the reversal of impairment of Sonaecom shares, and iii) the lowering of the overheads of the Group’s support and corporate functions.

2.3.7.3 Operating income – International Carrier & Shared Services

On a historical basis, operating income from International Carrier & Shared Services was down 17.6% between the first half of 2008 and the first half of 2009. Operating income was minus 440 million euros in the first half of 2009. In the first half of 2008, operating income was minus 374 million euros.

On a comparable basis, operating income from International Carrier & Shared Services was down 20.2% between the first half of 2008 and the first half of 2009. The deterioration in operating income stemmed from the slight 8 million euro fall in EBITDA and a 23.3% increase in depreciation and amortization stemming from recent capital expenditures in the field of innovation (notably relating to customer service platforms involving recent VoIP and TV technologies) and in the submarine cable business.

2.3.7.4 Capital expenditures on tangible and intangible assets excluding licenses – International Carrier & Shared Services

On both historical and comparative basis, capital expenditures on tangible and intangible assets excluding licenses by International Carrier & Shared Services, which amounted to 294 million euros in the first half of 2009, were down 39.2% on the first half of 2008. This reduction was almost wholly from the one-off deal in the first half of 2008 to buy back operating premises in France. This program of asset acquisitions from Foncière des Régions (FdR) amounted to 163 million euros in the first half of 2008 (see Note 8 to the consolidated financial statements).

2.4 CASH-FLOWS AND NET FINANCIAL DEBT

2.4.1 Liquidity and cash-flows

	Half years ended June 30
(in millions of euros)	2009	2008 historical basis
Net cash provided by operating activities(1)	7,358	7,226
Net cash used in investing activities(1)	(5,286)	(3,364)
Net cash used in financing activities(1)	(1,850)	(4,010)
Net change in cash and cash equivalents	222	(148)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	32	3
Cash and cash equivalents at beginning of period	4,800	4,025
Cash and cash equivalents at end of period	5,054	3,880
(1) For more details see, the “Consolidated statement of cash-flows”.

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2.4.1.1

Organic cash-flow

France Telecom uses organic cash-flow (see Section 2.5.6 “Financial glossary”) as an operational performance indicator in order to measure the cash-flow provided by operating activities, excluding cash paid for investment securities (net of cash acquired) and excluding proceeds from the sale of investment securities (net of cash transferred).

	Half years ended June 30
(in millions of euros)	2009	2008 historical basis
EBITDA	8,821	9,290
CAPEX	(2,528)	(3,134)
EBITDA – CAPEX	6,293	6,156
Interest paid and interest rates effects of derivatives, net (net of dividends and interest income received)	(700)	(1,360)
Income tax paid	(278)	(445)
Change in Total working capital requirement(1)	(336)	(76)
Telecommunication licenses (net of the change in amounts due to telecommunication license suppliers)	(18)	(111)
Increase (decrease) in amounts due to suppliers of property, plant and equipment and intangible assets excluding licenses (CAPEX)	(774)	(370)
Proceeds from sales of property, plant and equipment and intangible assets	58	34
Other	(149)	(183)
Organic cash-flow	4,096	3,645
• Attributable to ownersof France Telecom S.A.	3,888	3,434
• Attributable to minority shareholders	208	211
Additional information
Payments made under the early retirement plan	(265)	(351)
Restructuring costs paid (excluding payments made under the early retirement plan)	(137)	(160)
(1) See Section 2.5.6 “Financial glossary”.

The France Telecom Group’s organic cash-flow amounted to 4,096 million euros in the first half of 2009 compared to 3,645 million euros in the first half of 2008. This 451 million euro increase in organic cash-flow was mainly due to:

•

the 660 million euro reduction in interest paid and interest rates effects of derivatives, net (net of dividends and interest income received), stemming primarily from the unwind price received due to the termination of hedging derivatives and from the buy back of perpetual bonds redeemable for shares (TDIRA) as of June 2009 for 563 million euros (see « Consolidated statement of cash-flows »);

•

the 167 million euro reduction in income tax paid;

•

the 137 million euro increase in the “EBITDA – CAPEX” indicator, the fall in EBITDA being more than offset by the slowdown in capital expenditures on tangible and intangible assets excluding licenses;

•

and by the 93 million euro reduction in telecommunication licenses (net of the change in amounts due to telecommunication license suppliers), as a result of the acquisition in the first half of 2008 of the first frequency spectrum for MobiNil’s UMTS license in Egypt (see Section 2.2.4 “Group capital expenditures”).

These items were partly offset by:

•

a reduction (404 million euros) in the change in amounts due to suppliers of property, plant and equipment and intangible assets excluding licenses in the first half of 2009 than in the first half of 2008, as a result of the decrease in capital expenditures between the two periods;

•

and a increase (260 million euros) in the change in the total working capital requirement (see Section 2.5.6 “Financial glossary”) in the first half of 2009 than in the first half of 2008, primarily due to the first effects of the French Economic Modernization Act, and the lower level of purchases as a result of the decrease of the business.

2.4.1.2 Net cash provided by operating activities

The net cash provided by operating activities amounted to 7,358 million euros in the first half of 2009, up 132 million euros compared to the first half of 2008 (7,226 million euros).

(in millions of euros)	Half years ended June 30
Net cash provided by operating activities for the first half of 2008 (historical basis)	7,226
Decrease in interest paid and interest rates effects of derivatives, net (net of dividends and interest income received)	660
Reduction in income tax paid	167
Reduction in EBITDA	(469)
Increase in change in total working capital requirement(1)	(260)
Other items	34
Net cash provided by operating activities for the first half of 2009	7,358
(1) See Section 2.5.6 “Financial glossary”.

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2.4.1.3 Net cash used in investing activities

Net cash used in investing activities amounted to 5,286 million euros in the first half of 2009 compared to 3,364 million euros in the first half of 2008.

ACQUISITIONS AND PROCEEDS FROM SALES OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

	Half years ended June 30
ACQUISITIONS AND PROCEEDS FROM SALES OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS (NET OF THE CHANGE IN AMOUNTS DUE TO FIXED ASSET SUPPLIERS) (in millions of euros)	2009	2008 historical basis
Acquisitions of property, plant and equipment and intangible assets	(2,529)	(3,328)
CAPEX(1)	(2,528)	(3,134)
Telecommunication licenses(1)	(1)	(194)
Increase (decrease) in amounts due to fixed asset suppliers	(791)	(287)
Proceeds from sales of property, plant and equipment and intangible assets	58	34
GROUP TOTAL	(3,262)	(3,581)
(1) See Section 2.2.4 “Group capital expenditures” and “Information by operating segment” in the consolidated financial statements.

ACQUISITIONS AND PROCEEDS FROM SALES OF INVESTMENT SECURITIES

	Half years ended June 30
ACQUISITION AND PROCEEDS FROM SALES OF INVESTMENT SECURITIES (NET OF CASH ACQUIRED OR TRANSFERRED) (1) (in millions of euros)	2009	2008 historical basis
Acquisitions of investment securities (net of cash acquired)	(1,394)	(174)
Acquisition of 18.2% of FT España(1)	(1,379)	(15)
Purchase of 2.0% of treasury share by Mobistar	-	(74)
Acquisition of 100% of Cityvox	-	(30)
Other acquisitions	(15)	(55)
Proceeds from sales of investment securities (net of cash transferred)	7	36
GROUP TOTAL	(1,387)	(138)
(1) See Section 2.1.4 “Main events that took place in the first half of 2009” and Note 2 to the consolidated financial statements.

OTHER CHANGES IN MARKETABLE SECURITIES AND OTHER ASSETS

	Half years ended June 30
OTHER DECREASES (INCREASES) IN MARKETABLE SECURITIES AND OTHER ASSETS (in millions of euros)	2009	2008 historical basis
Treasury bills (OAT)(1)	(1,216)	-
Escrow deposit(2)	-	(56)
Other	579	411
GROUP TOTAL	(637)	355

(1)

See Note 6 to the consolidated financial statements.

(2)

Additional deposit, on top of the initial deposit of 757 million euros made in 2007, in respect of the dispute relating to the France Telecom’s special business tax (taxe professionelle)arrangements between 1991 and 2002 (See Note 8 to the consolidated financial statements).

2.4.1.4 Net cash used in financing activities

The net cash used in financing activities represented a negative balance of 1,850 million euros in the first half of 2009 compared to a negative balance of 4,010 million euros in the first half of 2008.

The main debt issues and redemptions as well as the main changes in the credit lines in the first half of 2009 are described in Note 6 to the consolidated financial statements.

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2.4.2 Financial debt

Group France Telecom net financial debt (see Section 2.5.6 “Financial glossary” and Note 6 to the consolidated financial statements) amounted to 34,734 million euros at June 30, 2009 compared to 35,859 million euros at December 31, 2008 and 38,204 million euros at June 30, 2008. Compared to December 31, 2008, net financial debt was thus down by 1,125 million euros as of June 30, 2009.

NET FINANCIAL DEBT INDICATORS

	Periods ended
(in millions of euros)	30 juin 2009	Dec 31, 2008 historical basis	June 30, 2008 historical basis
Net financial debt	34,734	35,859	38,204
Weighted average cost of net financial debt	6.61%	6.66%	6.41%
Average maturity of net financial debt(1)	7.2 years	7.5 years	7.2 years
Ratio of Net financial debt/Shareholder’s Equity(2)	1.14	1.17	1.17
Ratio of Net financial debt/EBITDA(3)	1.94	1.96	2.03

(1)

Excluding perpetual bonds redeemable for shares (TDIRAs).

(2)

Shareholder’s Equity following the impact stemming from the application of IFRS 8 (see “Consolidated statement of changes in equity” and Note 1 to the consolidated financial statements).

(3)

EBITDA recorded during the twelve previous months on a historical basis.

The weighted average cost of net financial debt is calculated as the ratio of interest expenses, net, less exceptional and non-recurring items, to the average outstanding amount, calculated based on net financial debt adjusted for the amounts that do not give risk to interest, such as accrued interest payable and liabilities in respect of commitments to purchase minority interests.

CHANGE IN NET FINANCIAL DEBT

(in millions of euros)
Net financial debt at December 31, 2008 (historical basis)	35,859
Organic cash-flow(1)	(4,096)
Dividends paid by France Telecom S.A.(2)	1,553
Dividends paid by the subsidiaries to minority shareholders and capital increases/decreases (minority shareholders)	309
Net impact of the acquisition of 18.2% of France Telecom España(3)	569
Other acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred)(1)	8
Other items(4)	532
Net financial debt at June 30, 2009	34,734

(1)

See Section 2.4.1 “Liquidity and cash-flows”.

(2)

Payment of the balance of the dividend in respect of FY 2008, namely 0.80 euros per share, excluding payment in shares (see Section 2.1.4 “Main events that took place in the first half of 2009” and Note 7 to the consolidated financial statements).

(3)

Acquisition of 18.2% of FT España for 1,379 million euros, partly offset by the expiry of the price guarantee granted to minority shareholders of FT España for 810 million euros (see Section 2.1.4 “Main events that took place in the first half of 2009” and Notes 2, 6 and 8 to the consolidated financial statements).

(4)

Primarily the foreign exchange impact of the fall in the value of the pound sterling against the euro.

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2.5 SUPPLEMENTARY INFORMATION

2.5.1 Transition from data on a historical basis to data on a comparable basis

GROUP

	Half years ended June 30, 2008
(in millions of euros)	Revenues	EBITDA	Operating income	CAPEX	Average nb of employees
Data on a historical basis	26,304	9,290	5,471	3,134	180,372
Changes in the scope of consolidation	36	(5)	(15)	13	2,618
Consolidation of Telkom Kenya	56	3	(7)	12	3,030
Sale of Topachat.com and Clust.Com	(19)	1	1	-	(21)
Other	(1)	(9)	(9)	1	(391)
Foreign exchange fluctuations(1)	(755)	(225)	(69)	(78)	-
Polish zloty (PLN)	(566)	(250)	(120)	(77)	-
Pound sterling (GBP)	(405)	(93)	(44)	(25)	-
American Dollar (USD)	78	40	39	-	-
Egyptian pound (EGP)	46	20	13	12	-
Jordanian dinar (JOD)	27	13	7	3	-
Other	65	45	36	9	-
Other changes	(4)	(2)	(2)	-	-
Data on a comparable basis	25,581	9,058	5,385	3,069	182,990
(1) Foreign exchange fluctuations between the average exchange rates for the first half of 2008 and the average exchange rates for the first half of 2009.

The variation included in the transition from data on a historical basis to data on a comparable basis for the first half of 2008 primarily include:

•

changes in scope of consolidation (see Note 2 to the consolidated financial statements) which primarily reflected the impact of:

•

the consolidation of Telkom Kenya (Rest of the World) on October 1, 2008 following its acquisition on December 21, 2007, effective on January 1, 2008 in the comparable basis data,

•

the disposal of Topachat.com and Clust.com (France) on February 27, 2009, effective on March 1, 2008 in the data on a comparable basis;

•

and the foreign exchange fluctuations between the average exchange rates in the first half of 2008 and the average exchange rates in the first half of 2009.

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OPERATING SEGMENTS

	Half years ended June 30, 2008
(in millions of euros)	Revenues	EBITDA	Operating income	CAPEX	Average nb of employees
France
Data on a historical basis	11,694	4,975	3,770	1,087	78,386
Changes in the scope of consolidation	(19)	(3)	(3)	-	(21)
Foreign exchange fluctuations(1)	-	-	-	-	-
Other changes(2)	(14)	(14)	(13)	-	892
Data on a comparable basis	11,661	4,958	3,754	1,087	79,257
United Kingdom
Data on a historical basis	3,008	619	165	189	11,013
Changes in the scope of consolidation	-	-	-	-	-
Foreign exchange fluctuations(1)	(399)	(101)	(53)	(25)	-
Other changes(2)	-	-	-	-	-
Data on a comparable basis	2,609	518	112	164	11,013
Spain
Data on a historical basis	2,017	273	(262)	247	3,643
Changes in the scope of consolidation	-	-	-	-	-
Foreign exchange fluctuations(1)	-	-	-	-	-
Other changes(2)	-	-	-	-	-
Data on a comparable basis	2,017	273	(262)	247	3,643
Poland
Data on a historical basis	2,594	1,142	549	350	30,088
Changes in the scope of consolidation	-	1	1	-	(490)
Foreign exchange fluctuations(1)	(570)	(251)	(120)	(77)	-
Other changes(2)	(1)	1	1	-	-
Data on a comparable basis	2,023	893	431	273	29,598
Rest of the World
Data on a historical basis	3,926	1,674	1,083	621	21,009
Changes in the scope of consolidation	47	1	(8)	12	3,016
Foreign exchange fluctuations(1)	148	65	42	24	-
Other changes(2)	-	(2)	(2)	-	-
Data on a comparable basis	4,121	1,738	1,115	657	24,025
Enterprise
Data on a historical basis	3,842	726	540	157	20,142
Changes in the scope of consolidation	5	-	(1)	1	55
Foreign exchange fluctuations(1)	58	55	55	-	-
Other changes(2)	(1)	8	7	-	(80)
Data on a comparable basis	3,904	789	601	158	20,117
International Carrier & Shared Services
Data on a historical basis	612	(119)	(374)	483	16,091
Changes in the scope of consolidation	2	(4)	(4)	-	58
Foreign exchange fluctuations(1)	2	6	7	-	-
Other changes(2)	(7)	6	5	-	(812)
Data on a comparable basis	609	(111)	(366)	483	15,337

(1)

Foreign exchange fluctuations between the average exchange rates in the first half of 2008 and the average exchange rates in the first half of 2009.

(2)

Including the effect of internal reorganizations between operating segments with no effect at Group level.

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2.5.2 Additional information

FRANCE

	Half years ended June 30
FRANCE	2009	2008 comparable basis (1)	2008 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues(2)	11,840	11,661	11,694	1.5%	1.2%
Personal Communication Services	5,373	5,049	5,056	6.4%	6.3%
Home Communication Services	7,073	7,178	7,206	(1.5)%	(1.8)%
Consumer Services	4,387	4,403	4,413	(0.4)%	(0.6)%
Carrier Services	2,323	2,338	2,346	(0.7)%	(1.0)%
Other Home Communication Services	364	437	448	(16.8)%	(18.9)%
Eliminations	(607)	(566)	(568)	7.2%	6.8%
Personal Communication Services
Total number of mobile customers(3)	25,287	24,315	24,315	4.0%	4.0%
of which Number of contract customers(3)	17,327	16,161	16,161	7.2%	7.2%
of which Number of prepaid customers(3)	7,960	8,155	8,155	(2.4)%	(2.4)%
of which Number of broadband customers(3)	12,073	9,006	9,006	34.1%	34.1%
ARPU(4) (in euros)	402	398	398	1.0%	1.0%
AUPU(4) (in minutes)	197	200	200	(1.5)%	(1.5)%
Home Communication Services
Consumer Services
Number of Consumer telephone lines(5)	21.3	22.2	22.2	(4.2)%	(4.2)%
“Voice” telephone traffic of Consumer customers(6)	13.1	15.1	15.1	(13.2)%	(13.2)%
ARPU of Consumer fixed-line services(4) (in euros)	33.6	32.2	32.2	4.3%	4.3%
Number of Consumer customers for ADSL broadband(3)	8,639	7,840	7,840	10.2%	10.2%
Number of leased Liveboxes(3)	6,991	5,918	5,918	18.1%	18.1%
Number of subscribers to “Voice over IP” services(3)	6,339	4,995	4,995	26.9%	26.9%
Number of subscribers to ADSL TV offers(3)	2,339	1,389	1,389	68.4%	68.4%
Carrier Services
Number of wholesale line rentals(3)	974	852	852	14.3%	14.3%
Total number of unbundled telephone lines(3)	6,986	5,719	5,719	22.2%	22.2%
Number of partially unbundled telephone lines(3)	1,322	1,451	1,451	(8.9)%	(8.9)%
Number of fully unbundled telephone lines(3)	5,664	4,268	4,268	32.7%	32.7%
Number of ADSL wholesale sales of ADSL access to third party IAPs(3)	2,060	2,242	2,242	(8.1)%	(8.1)%
of which Number of wholesale sales of naked ADSL to third party ISPS(3)	1,250	1,123	1,123	11.3%	11.3%

(1)

See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Section 2.5.6 “Financial glossary”.

(5)

In thousands. At end of period. This figure includes i) standard analog lines (excluding fully unbundled lines) and Numéris (ISDN) channels, each Numéris channel being counted as one line, ii) lines without low-speed telephone subscriptions (naked ADSL) sold directly by France Telecom to its Consumer customers, and iii) FTTH accesses.

(6)

In millions of minutes. Outgoing STN (Switched Telephone Network) telephone traffic from France Telecom customers to all destinations STN and IP (Internet Protocol).

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UNITED KINGDOM

	Half years ended June 30
UNITED KINGDOM	2009	2008 comparable basis (1)	2008 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues(2)	2,541	2,609	3,008	(2.6)%	(15.5)%
Personal Communication Services	2,451	2,499	2,881	(1.9)%	(14.9)%
Home Communication Services	120	144	166	(16.9)%	(28.0)%
Eliminations	(30)	(33)	(39)	(11.1)%	(22.9)%
Personal Communication Services
Total number of mobile customers(3)	15,853	15,757	15,757	0.6%	0.6%
of which Number of contract customers(3)	6,443	5,852	5,852	10.1%	10.1%
of which Number of prepaid customers(3)	9,410	9,905	9,905	(5.0)%	(5.0)%
of which Number of broadband customers(3)	4,313	2,452	2,452	75.9%	75.9%
ARPU(4) (in pounds sterling)	266	271	271	(1.7)%	(1.7)%
AUPU(4) (in minutes)	183	173	173	5.8%	5.8%
Home Communication Services
Number of broadband Internet customers(3)	954	1,063	1,063	(10.3)%	(10.3)%

(1)

See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Section 2.5.6 “Financial glossary”.

SPAIN

	Half years ended June 30
SPAIN	2009	2008 comparable basis (1)	2008 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues(2)	1,920	2,017	2,017	(4.8)%	(4.8)%
Personal Communication Services(5)	1,578	1,670	1,670	(5.5)%	(5.5)%
Home Communication Services(5)	342	348	348	(1.6)%	(1.5)%
Personal Communication Services
Total number of mobile customers(3)	11,469	11,175	11,175	2.6%	2.6%
of which Number of contract customers(3)	6,495	6,220	6,220	4.4%	4.4%
of which Number of prepaid customers(3)	4,974	4,954	4,954	0.4%	0.4%
of which Number of broadband customers(3)	4,154	2,436	2,436	70.5%	70.5%
ARPU(4) (in euros)	277	299	299	(7.3)%	(7.3)%
AUPU(4) (in minutes)	149	144	144	3.5%	3.5%
Home Communication Services
Number of broadband Internet customers(3)	1,135	1,192	1,192	(4.8)%	(4.8)%

(1)

See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Section 2.5.6 “Financial glossary”.

(5)

External data (see Section 2.5.6 “Financial glossary”).

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POLAND

	Half years ended June 30
POLAND	2009	2008 comparable basis (1)	2008 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues(2)	1,900	2,023	2,594	(6.1)%	(26.7)%
Personal Communication Services	884	945	1,211	(6.5)%	(27.0)%
Home Communication Services	1,138	1,167	1,497	(2.5)%	(24.0)%
Eliminations	(121)	(89)	(115)	35.9%	5.9%
Personal Communication Services
Total number of mobile customers(3)	13,768	13,900	13,900	(0.9)%	(0.9)%
of which Number of contract customers(3)	6,450	5,814	5,814	10.9%	10.9%
of which Number of prepaid customers(3)	7,318	8,086	8,086	(9.5)%	(9.5)%
of which Number of broadband customers(3)	5,370	3,834	3,834	40.1%	40.1%
ARPU(4) (in zlotys)	571	590	590	(3.2)%	(3.2)%
AUPU(4) (in minutes)	124	104	104	19.2%	19.2%
Home Communication Services
Consumer and Business customers
Number of fixed-line telephony customers(3)	7,486	8,400	8,400	(10.9)%	(10.9)%
Number of broadband Internet customers(3)(5)	2,268	2,124	2,124	6.8%	6.8%
Number of leased Liveboxes(3)	614	441	441	39.2%	39.2%
Number of subscribers to “Voice over IP” services(3)	156	176	176	(11.4)%	(11.4)%
Number of subscribers to “ADSL TV“ and Satellite offers(3)	239	54	54	na	na
Wholesale Services
Number of subscriptions sold wholesale(3)	1,119	769	769	45.5%	45.5%
Number of Bitstream accesses(3)(6)	261	244	244	7.1%	7.1%

(1)

See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Section 2.5.6 “Financial glossary”.

(5)

ADSL access including Orange Bitstream Access (BSA) and SDI (fast Internet access technology).

(6)

Not including Orange Bitstream Access (BSA).

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REST OF THE WORLD

	Half years ended June 30
REST OF THE WORLD (in millions of euros)	2009	2008 comparable basis (1)	2008 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	4,112	4,121	3,926	(0.2)%	4.7%
Belgium	745	729	729	2.2%	2.2%
Romania	531	628	628	(15.4)%	(15.4)%
Egypt	499	449	402	11.1%	24.1%
Slovakia	407	415	388	(1.9)%	4.8%
Personal Communication Services(2)	389	404	378	(3.6)%	3.0%
Home Communication Services(2)	18	11	10	59.5%	70.4%
Switzerland	416	426	399	(2.3)%	4.3%
Senegal	317	310	313	2.3%	1.2%
Personal Communication Services	226	214	214	5.7%	5.7%
Home Communication Services	201	189	192	6.4%	4.5%
Eliminations	(110)	(93)	(93)	18.4%	18.4%
Ivory Coast	219	216	216	1.5%	1.5%
Personal Communication Services	151	153	153	(1.6)%	(1.6)%
Home Communication Services	106	96	96	10.2%	10.2%
Eliminations	(38)	(34)	(34)	12.5%	12.5%
Dominican Republic	219	228	208	(4.0)%	5.0%
Jordan	208	208	181	0.0%	15.1%
Personal Communication Services	96	98	85	(2.7)%	11.9%
Home Communication Services	135	130	113	3.3%	18.8%
Eliminations	(22)	(20)	(18)	7.5%	23.7%
Mali	133	121	121	10.4%	10.4%
Cameroon	102	104	104	(1.6)%	(1.6)%
Moldova	75	65	58	14.6%	28.9%
Kenya	52	53	-	(2.4)%	-
Personal Communication Services(2)	6	-	-	-	-
Home Communication Services(2)	45	53	-	(14.0)%	-
Madagascar	40	44	45	(10.5)%	(11.9)%
Botswana	42	34	35	21.3%	18.6%
Mauritius	31	30	31	5.0%	(0.7)%
Personal Communication Services	13	13	13	7.3%	1.5%
Home Communication Services	21	21	22	0.2%	(5.3)%
Eliminations	(3)	(4)	(4)	(13.8)%	(18.6)%
Other and Sofrecom	123	103	111	19.8%	11.1%
Eliminations	(46)	(41)	(43)	11.9%	5.8%
(1) See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”. (2) External data (see Section 2.5.6 “Financial glossary”).

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	Half years ended June 30
REST OF THE WORLD	2009	2008 comparable basis (1)	2008 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Personal Communication Services
Total number of mobile customers(2)
Belgium	3,443	3,348	3,348	2.8%	2.8%
Romania	10,354	10,088	10,088	2.6%	2.6%
Egypt (at 71.25%)	16,282	12,481	12,481	30.5%	30.5%
Slovakia	2,876	2,847	2,847	1.0%	1.0%
Switzerland	1,568	1,527	1,527	2.7%	2.7%
Senegal	4,038	3,042	3,042	32.7%	32.7%
Ivory Coast	4,020	3,422	3,422	17.5%	17.5%
Dominican Republic	2,599	2,288	2,288	13.6%	13.6%
Jordan	1,613	1,543	1,543	4.5%	4.5%
Mali	3,114	2,367	2,367	31.5%	31.5%
Cameroon	2,408	1,827	1,827	31.8%	31.8%
Moldova	1,496	1,267	1,267	18.0%	18.0%
Kenya	697	-	-	-	-
Madagascar	2,135	1,655	1,655	29.0%	29.0%
Botswana	714	620	620	15.1%	15.1%
Mauritius	239	224	224	6.7%	6.7%
Other subsidiaries(3)	1,529	686	686	122.9%	122.9%
Total number of mobile telephony customers(2)	59,125	49,232	49,232	20.1%	20.1%
of which Number of broadband customers(2)	5,647	3,273	3,273	72.5%	72.5%
Home Communication Services
Number of fixed-line telephony customers(2)
Belgium	635	594	594	7.0%	7.0%
Senegal	241	255	255	(5.4)%	(5.4)%
Ivory Coast	275	262	262	5.0%	5.0%
Jordan	506	529	529	(4.4)%	(4.4)%
Mali	1	1	1	(24.1)%	(24.1)%
Kenya	453	-	-	-	-
Mauritius	132	133	133	(0.4)%	(0.4)%
Other subsidiaries(4)	4	4	4	(7.5)%	(7.5)%
Number of fixed-line telephony customers(2)	2,248	1,777	1,777	26.5%	26.5%

(1)

See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”.

(2)

In thousands. At end of period.

(3)

The other mobile telephony subsidiaries notably include the subsidiaries in Guinea, Equatorial Guinea, Guinea-Bissau, Luxembourg, Niger, Uganda and the Central African Republic.

(4)

The other fixed-line telephony subsidiaries notably include the subsidiaries in Vietnam, Vanuatu, Mexico and the Sofrecom subsidiaries.

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ENTERPRISE

	Half years ended June 30
ENTERPRISE	2009	2008 comparable basis (1)	2008 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues(2)	3,836	3,904	3,842	(1.7)%	(0.2)%
Fixed-line Telephony and Traditional Data Services	1,642	1,758	1,739	(6.5)%	(5.6)%
Enhanced network services	1,083	1,032	1,004	4.9%	7.8%
Integration and outsourcing of critical communication applications	682	644	632	5.9%	7.9%
Other Business services	430	471	467	(8.8)%	(7.9)%
France
Number of Business telephone lines(3)	5.3	5.6	5.6	(4.7)%	(4.7)%
Number of Business Everywhere customers(4)	718.4	629.7	629.7	14.1%	14.1%
Number of permanent accesses to data networks(4)(5)	333.1	318.6	318.6	4.6%	4.6%
of which Number of IP-VPN accesses(4)(5)	273.2	263.6	263.6	3.6%	3.6%
Worldwide
Number of IP-VPN accesses(4)	323.9	313.4	313.4	3.4%	3.4%

(1)

See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”.

(2)

In millions of euros.

(3)

In thousands. At end of period. This figure includes standard analog lines (excluding fully unbundled lines) and Numéris (ISDN) channels, each Numéris channel being counted as one line.

(4)

In thousands. At end of period.

(5)

Access by customers outside the France Telecom Group, excluding the operator market.

INTERNATIONAL CARRIER & SHARED SERVICES

	Half years ended June 30
INTERNATIONAL CARRIER & SHARED SERVICES	2009	2008 comparable basis (1)	2008 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues(2)	688	609	612	12.9%	12.3%
International Carrier	605	542	548	11.7%	10.5%
Shared Services	83	67	65	22.8%	27.7%
(1) See Section 2.5.1 “Transition from data on a historical basis to data on a comparable basis”. (2) In millions of euros. (3) In billions of minutes.

2.5.3 Off-balance sheet commitments and contractual obligations

The main events that took place in the first half of 2009 affecting the off-balance sheet commitments and contractual obligations are described in Note 8 to the consolidated financial statements.

2.5.4 Transactions with related parties

Related party transactions include the main transactions carried out in the ordinary course of business with associates, proportionally consolidated companies and companies in which the Chairman of France Telecom’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee.

Moreover, telecommunications services provided to French governmental authorities, which are one of France Telecom’s largest customers, as well as those to its various local and regional authorities, are provided on an arm’s length basis.

No new or existing transaction between related parties materially influenced the Group’s financial position or performance in the first half of 2009 (see Note 9 to the consolidated financial statements).

2.5.5 Subsequent events

The main subsequent events that occured after to June 30, 2009 are described in Note 10 to the consolidated financial statements.

2.5.6 Financial glossary

ARPU (mobile services): annual Average Revenues Per User (ARPU) are calculated by dividing the personal services revenues (see personal services revenues) generated over the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. The ARPU is expressed as annual revenues per customers.

ARPU of Consumer fixed-line services (fixed-line and Internet services): the average monthly revenues per line for Consumer fixed-line services (ARPU) is calculated by dividing the average monthly revenues, on the basis of the last twelve months, by the weighted average number of lines for Consumer fixed-line service over the same period. The weighted average number of lines for Consumer fixed-line service is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines for Consumer fixed-line service at the beginning and the end of the month. The ARPU of Consumer fixed-line services is expressed as monthly revenues per line.

AUPU (mobile services): the monthly Average Usage Per User (AUPU) is calculated by dividing the average monthly usage in minutes used over the preceding twelve months (incoming calls,

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outgoing calls and roaming, excluding the traffic for Mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The AUPU is expressed in minutes as monthly usage per customers.

Average number of employees (full-time equivalents): average number of active employees over the period, prorated by to their working time, including permanent and fixed-term contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding communication licenses and excluding investments financed through finance leases (see “Information by operating segment” in the consolidated financial statements).

Capital expenditures on tangible and intangible assets excluding licenses: see CAPEX.

Change in operating working capital requirement: change in net inventories, plus change in trade receivables, plus change in trade payables (excluding amounts due to fixed asset suppliers).

Change in overall working capital requirement: change in inventories, plus change in trade receivables and other receivables, plus change in trade payables (excluding amounts due to fixed asset suppliers) and other liabilities.

Commercial expenses and content purchases: see External purchases.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period. This transition from data on a historical basis to data on a comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply the scope of consolidation for the period ended as well as the average exchange rates used for the income statement for the period ended to the data for the corresponding period from the preceding year. Data on a comparable basis are not intended to replace the data on a historical basis for the year ended or the previous periods.

EBITDA: operating income before depreciation and amortization and impairment of goodwill and intangible assets (see Section 2. «First Half year 2009 Management Report», «Information by operating segment» in respect of the consolidated financial statements and Note 1 to the consolidated financial statements).

Equipment revenues (mobile services): equipment revenues include the sale of mobile handsets and accessories.

External data: External data are net of transactions between operating segments (the operating segments are described in Section 2.3 «Analysis by operating segment»

External purchases: external purchases include:

•

Commercial expenses and content purchases: external purchases including the purchase of handsets and other products sold, retail fees and commissions, and advertising, sponsoring and brand costs and service fees and costs paid to content editors;

•

Service fees and inter-operator costs;

•

Other network expenses and IT expenses: external purchases including outsourcing fees relating to technical operation and maintenance and IT expenses;

•

and Other external purchases: external purchases including overheads, real estate fees, purchases of equipment and call center outsourcing fees, net of capitalized goods and services produced.

Financial investments: acquisitions of for investment securities, net of cash acquired.

Labour expenses: labour expenses include wages and employee benefit expenses, employee profit-sharing as well as the share‑based compensation costs. Labour expenses are net of capitalized labour expenses.

Net financial debt: net financial debt as defined and used by France Telecom (see Note 6 to the consolidated financial statements) corresponds to total financial liabilities excluding liabilities linked to operations (converted at the year-end closing rate), less: i) derivative instruments carried in assets for trading, cash-flow hedges, fair value hedges and net investment hedges, ii) cash collateral paid on derivative instruments, iii) cash and cash equivalents and financial assets at fair value and iv) deposits paid on certain specific transactions (if the related debt is included in gross financial debt). The Group has set up derivatives classified as cash-flow hedges and net investment hedges accounting. The underlying items hedged by these derivatives (future cash-flows and net investment) are not included in the calculation of net financial debt, whereas, their market value is included in the calculation. The «effective portion of cash-flow hedges» and the «unrealized gains (losses) on net investment hedges» are added to the net financial debt to eliminate this temporary difference..

«Non-voice» service revenues (mobile services): non-voice» service revenues correspond to personal services revenues (see personal services revenues) excluding «voice» revenues. For example, it includes revenues generated by sending text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) as well as content revenues from customers (downloading of ring tones, sports results, etc.).

Number of employees (active employees at end of period): the number of people working on the last day of the period, including both permanent and fixed-term contracts.

Operating expenses included in the EBITDA calculation: see OPEX.

OPEX: operating expenses included in the EBITDA calculation (see EBITDA), including external purchases (see External Purchases), labour expenses (see Labour Expenses), other operating income and expenses, gains (losses) on disposal of assets, restructuring costs and the share of profits (losses) of associates.

Organic cash-flow: net cash provided by operating activities minus purchases of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) plus proceeds from sales of property, plant and equipment and intangible assets. France Telecom uses organic cash-flow as an operational performance indicator in order to measure the cash-flow generated by operating activities, excluding cash paid for investment securities (net of cash acquired) and excluding proceeds from the sale of investment securities (net of cash transferred).

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating income and expenses: other operating income and expenses include:

•

Other operating income: other income including, amongst other things, late-payment interest on trade receivables, income from trade receivables that have been written off, universal service income, income relating to line damage as well as penalties and reimbursements received;

•

and Other operating expenses: other expenses including the business tax, frequency usage fees, other taxes, provisions and losses on trade receivables as well as other expenses.

Personal services revenues (mobile services): Personal services revenues represent revenues (voice, data and SMS) generated through use of mobile network. They include revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks and revenues from value-added services. This does not include revenues from mobile virtual network operators (MVNO). Personal services revenues represent the most relevant recurring revenues for the wireless business and directly correlated with business indicators. This is used to calculate annual Average Revenues Per User (ARPU, see definition).

Statutory data: statutory data are net of transactions between operating segments (the operating segments are described in Section 2.3 «Analysis by operating segment»).

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3. statement by the responsible person

I certify that based on my knowledge, the first half 2009 condensed consolidated financial statements have been prepared in accordance with the applicable accounting standards and fairly present the assets and liabilities, financial condition, and results of operations of the company and of its consolidated subsidiaries, and that the half-yearly management report fairly presents the material events which occurred during the first six months of the financial year, their impact on the interim financial statements, the main transactions between related parties, as well as a description of the main risk factors and uncertainties for the remaining six months of the financial year.

Chairman and Chief Executive Officer

Didier LOMBARD

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4. statutory auditors’ review report on the first half-year financial information for 2009

Period from January 1, 2009 to June 30, 2009

This is a free translation into English of the statutory auditor’s review report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity of statutory auditors and in accordance with article L.451-1-2 III of the French monetary and financial code (code monétaire et financier), we hereby report to you on:

•

our review of the accompanying condensed half-yearly consolidated financial statements of France Telecom, for the period from January 1, 2009 to June 30, 2009; and

•

the verification of information contained in the interim management report.

These condensed half-yearly consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

1. CONCLUSION ON THE FINANCIAL STATEMENTS

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that the financial statements, taken as a whole, are free from material misstatements, as we would not become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared in all material respects in accordance with IAS 34 - IFRS as adopted by the European Union applicable to interim financial information.

Without qualifying the conclusion expressed above, we draw your attention to the following points presented in the notes to the financial statements with respect to:

•

Note 1.3 that sets out the change in accounting policy relating to the application, since January 1, 2009, of new standards and interpretations, namely IFRS 8 “Operating Segments”, IAS 36 “Impairment of assets” amended by IFRS 8 and IAS 1 “Presentation of financial statements” revised in 2007; and

•

Note 8.1 that sets out the decision of the European Commission, relating to business tax (“taxe professionnelle”) which clarifies that the request made by the Commission enters into the category of the contingent liabilities as defined in IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

2. SPECIFIC VERIFICATION

We have also verified the information provided in the interim management report in respect of the condensed half-yearly consolidated financial statements that were subject to our review.

We have no matters to report on the fairness and consistency of this information with the condensed half-yearly consolidated financial statements.

French original signed at Paris-La-Défense and Neuilly-sur-Seine, on July, 30 2009, by
The statutory auditors
DELOITTE & ASSOCIES Frédéric Moulin	ERNST & YOUNG Audit Vincent de La Bachelerie

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: August 06, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer